UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS PARTNERS L.P.

As at June 30, 2024 and December 31, 2023 and for the
three and six months ended June 30, 2024 and 2023

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	June 30, 2024	December 31, 2023
Assets
Current Assets
Cash and cash equivalents	4	$2,959	$3,252
Financial assets	5	893	1,139
Accounts and other receivable, net	6	5,709	5,558
Inventory, net	7	3,894	3,665
Other assets	9	1,360	1,271
		14,815	14,885
Non-Current Assets
Financial assets	5	12,929	12,037
Accounts and other receivable, net	6	898	1,005
Other assets	9	373	385
Property, plant and equipment	10	15,430	15,724
Deferred income tax assets		1,388	1,220
Intangible assets	11	19,674	20,846
Equity accounted investments	13	2,104	2,154
Goodwill	12	13,910	14,129
		$81,521	$82,385
Liabilities and Equity
Current Liabilities
Accounts payable and other	14	$11,820	$11,598
Non-recourse borrowings in subsidiaries of the partnership	16	2,965	2,757
		14,785	14,355
Non-Current Liabilities
Accounts payable and other	14	6,396	6,780
Corporate borrowings	16	1,882	1,440
Non-recourse borrowings in subsidiaries of the partnership	16	37,275	38,052
Deferred income tax liabilities		2,979	3,226
		$63,317	$63,853
Equity
Limited partners	19	$1,868	$1,909
Non-controlling interests attributable to:
Redemption-exchange units	19	1,752	1,792
Special limited partner	19	—	—
BBUC exchangeable shares	19	1,834	1,875
Preferred securities	19	740	740
Interest of others in operating subsidiaries		12,010	12,216
		18,204	18,532
		$81,521	$82,385
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS, except per unit amounts)	Notes	2024	2023	2024	2023
Revenues	22	$11,946	$13,506	$23,961	$27,264
Direct operating costs	21	(10,928)	(12,330)	(21,806)	(24,796)
General and administrative expenses		(307)	(398)	(624)	(799)
Interest income (expense), net		(778)	(932)	(1,574)	(1,797)
Equity accounted income (loss)	13	31	28	54	53
Impairment reversal (expense), net	10, 12	—	(7)	10	(7)
Gain (loss) on acquisitions/dispositions, net	8	84	87	99	168
Other income (expense), net		(100)	138	16	267
Income (loss) before income tax		(52)	92	136	353
Income tax (expense) recovery
Current		(122)	(267)	(212)	(393)
Deferred		239	216	344	284
Net income (loss)		$65	$41	$268	$244
Attributable to:
Limited partners	19	$(7)	$(16)	$10	$9
Non-controlling interests attributable to:
Redemption-exchange units	19	(6)	(16)	9	8
Special limited partner	19	—	—	—	—
BBUC exchangeable shares	19	(7)	(16)	9	9
Preferred securities	19	13	22	26	44
Interest of others in operating subsidiaries		72	67	214	174
		$65	$41	$268	$244
Basic and diluted earnings (loss) per limited partner unit	19	$(0.10)	$(0.22)	$0.13	$0.12
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	Notes	2024	2023	2024	2023
Net income (loss)		$65	$41	$268	$244
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		40	(10)	31	56
Insurance finance reserve		(10)	(4)	(5)	—
Foreign currency translation		(258)	142	(612)	238
Net investment and cash flow hedges	4	211	79	386	(52)
Equity accounted investments	13	(5)	(1)	(8)	(1)
Taxes on the above items		(25)	(19)	(44)	(12)
Reclassification to profit or loss		(82)	(13)	(139)	(26)
		(129)	174	(391)	203
Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations		(1)	—	(3)	—
Fair value through other comprehensive income		2	37	9	91
Taxes on the above items		2	1	—	(1)
		3	38	6	90
Total other comprehensive income (loss)		(126)	212	(385)	293
Comprehensive income (loss)		$(61)	$253	$(117)	$537
Attributable to:
Limited partners		$(14)	$(1)	$(31)	$31
Non-controlling interests attributable to:
Redemption-exchange units		(14)	(2)	(30)	29
Special limited partner		—	—	—	—
BBUC exchangeable shares		(15)	(2)	(32)	30
Preferred securities		13	22	26	44
Interest of others in operating subsidiaries		(31)	236	(50)	403
		$(61)	$253	$(117)	$537
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Limited partners					Non-controlling interests
(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Total limited partners	Redemption- exchange units	Special limited partner units	BBUC exchangeable shares	Preferred securities	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2024	$2,109	$549	$(619)	$(130)	$1,909	$1,792	$—	$1,875	$740	$12,216	$18,532
Net income (loss)	—	10	—	—	10	9	—	9	26	214	268
Other comprehensive income (loss)	—	—	—	(41)	(41)	(39)	—	(41)	—	(264)	(385)
Total comprehensive income (loss)	—	10	—	(41)	(31)	(30)	—	(32)	26	(50)	(117)
Contributions	—	—	—	—	—	—	—	—	—	124	124
Distributions and capital paid (2)	—	(10)	—	—	(10)	(8)	—	(9)	(26)	(282)	(335)
Ownership changes and other	—	—	—	—	—	(2)	—	—	—	2	—
Balance as at June 30, 2024	$2,109	$549	$(619)	$(171)	$1,868	$1,752	$—	$1,834	$740	$12,010	$18,204
Balance as at January 1, 2023	2,114	97	(660)	(143)	1,408	1,318	—	1,378	1,490	12,835	18,429
Net income (loss)	—	9	—	—	9	8	—	9	44	174	244
Other comprehensive income (loss)	—	—	—	22	22	21	—	21	—	229	293
Total comprehensive income (loss)	—	9	—	22	31	29	—	30	44	403	537
Contributions	—	—	—	—	—	—	—	—	—	1,002	1,002
Distributions and capital paid (2)	—	(10)	—	—	(10)	(8)	—	(9)	(44)	(1,219)	(1,290)
Ownership changes (3)	—	(11)	38	—	27	21	—	25	—	141	214
Balance as at June 30, 2023	$2,114	$85	$(622)	$(121)	$1,456	$1,360	$—	$1,424	$1,490	$13,162	$18,892
____________________________________
(1)See Note 20 for additional information.
(2)See Note 19 for additional information on distributions.
(3)Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Six Months Ended June 30,
(US$ MILLIONS)	Notes	2024	2023
Operating Activities
Net income (loss)		$268	$244
Adjusted for the following items:
Equity accounted earnings, net of distributions	13	71	36
Impairment expense (reversal), net		(10)	7
Depreciation and amortization expense	21	1,617	1,807
Gain on acquisitions/dispositions, net	8	(99)	(168)
Provisions and other items		(231)	(608)
Deferred income tax expense (recovery)		(344)	(284)
Changes in non-cash working capital, net	24	(849)	(474)
Cash from (used in) operating activities		423	560
Financing Activities
Proceeds from non-recourse subsidiary borrowings of the partnership		5,057	7,376
Repayment of non-recourse subsidiary borrowings of the partnership		(4,561)	(7,065)
Proceeds from corporate borrowings		665	270
Repayment of corporate borrowings		(215)	(380)
Proceeds from other financing		155	53
Repayment of other financing		(71)	(73)
Proceeds from (repayment of) other credit facilities, net		(50)	(63)
Lease liability repayment		(166)	(194)
Capital provided by others who have interests in operating subsidiaries	19	96	1,439
Distributions to limited partners, Redemption-Exchange unitholders and BBUC exchangeable shareholders	19	(27)	(28)
Distributions to preferred securities holders	19	(26)	(48)
Distributions and capital paid to others who have interests in operating subsidiaries	19	(327)	(1,389)
Cash from (used in) financing activities		530	(102)
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired		(84)	(517)
Property, plant and equipment and intangible assets		(1,257)	(991)
Equity accounted investments		(21)	(8)
Financial assets and other		(1,548)	(1,332)
Dispositions
Subsidiaries, net of cash disposed	8	168	771
Property, plant and equipment and intangible assets		13	45
Financial assets and other		1,631	1,689
Net settlement of derivative assets and liabilities		7	(33)
Restricted cash and deposits		7	39
Cash from (used in) investing activities		(1,084)	(337)
Cash and cash equivalents
Change during the period		(131)	121
Impact of foreign exchange		(162)	70
Net change in cash classified within assets held for sale		—	(39)
Balance, beginning of year		3,252	2,870
Balance, end of period		$2,959	$3,022
Supplemental cash flow information is presented in Note 24.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023

NOTE 1. NATURE AND DESCRIPTION OF THE PARTNERSHIP
Brookfield Business Partners L.P. and its subsidiaries (collectively, the “partnership”) is an owner and operator of business services and industrials operations on a global basis. Brookfield Business Partners L.P. was established as a limited partnership under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as thereafter amended. Brookfield Corporation (or together with its controlled subsidiaries, excluding the partnership, “Brookfield”) is the ultimate parent of the partnership. Brookfield Business Partners L.P.’s limited partnership units are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols “BBU” and “BBU.UN”, respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
Brookfield Business Partners L.P.’s sole direct investment is the managing general partnership units (“Managing General Partner Units”) of Brookfield Business L.P. (the “Holding LP”), which holds the partnership’s interests in its operating businesses. The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in the Holding LP held by Brookfield, special limited partnership units (“Special LP Units”) in the Holding LP held by Brookfield and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by the public and Brookfield. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units” unless the context indicates or requires otherwise.
The partnership’s principal operations include business services operations such as a residential mortgage insurer, healthcare services, a construction operation and a dealer software and technology services operation. The partnership’s industrials operations include an advanced energy storage operation and an engineered components manufacturing operation, among others. The partnership’s infrastructure services operations include offshore oil services, modular building leasing services, work access services, and a lottery services operation. The partnership’s operations are primarily located in the United States, the United Kingdom, Europe, Australia, Canada and Brazil.
NOTE 2. MATERIAL ACCOUNTING POLICY INFORMATION
(a)Basis of presentation
These unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2023, except for the adoption of the new accounting policies and standards described below. The accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2023 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.
These unaudited interim condensed consolidated financial statements were approved by the Board of Directors of the partnership’s general partner, Brookfield Business Partners Limited (the “General Partner”), on behalf of the partnership, and authorized for issue on August 7, 2024.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
(i)Critical accounting judgments and measurement uncertainty
The preparation of financial statements in accordance with IAS 34 requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period of the financial statements that are not readily apparent from other sources. The critical accounting estimates and judgments have been set out in Note 2 to the partnership’s annual consolidated financial statements as at and for the year ended December 31, 2023. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. There have been no significant changes to the method of determining critical accounting estimates and judgments relative to those described in the annual consolidated financial statements as at and for the year ended December 31, 2023.
(ii)Global minimum top-up tax
The partnership operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The partnership has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the six months ended June 30, 2024. The global minimum top-up tax is not anticipated to have a material impact on the financial position of the partnership.
(b)New accounting policies adopted
The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2024.
(i)Amendments to IAS 1 Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The partnership adopted these amendments on January 1, 2024 and the adoption did not have a material impact on the partnership’s unaudited interim condensed consolidated financial statements.
(c)Future changes in accounting policies
There are currently no other future changes to IFRS with expected material impacts on the partnership.
NOTE 3. ACQUISITION OF BUSINESSES
When determining the basis of accounting for the partnership’s investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees’ relevant activities. Control is obtained when the partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which identifiable tangible and intangible assets and liabilities are recognized and measured on the basis of their estimated fair values at the date of acquisition.
(a)Acquisitions completed in the six months ended June 30, 2024
There were no significant acquisitions during the three and six months ended June 30, 2024.
(b)Acquisitions completed in 2023
Infrastructure services
Mobile Mini Solutions (“Mobile Mini”)
On January 31, 2023, the partnership’s modular building leasing services acquired a 100% economic interest in Mobile Mini, a provider of portable storage solutions in the United Kingdom for total consideration of $419 million, funded with debt and equity. The partnership received 100% of the voting rights in Mobile Mini, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
Goodwill of $176 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Customer relationship intangible assets of $58 million, property, plant and equipment of $236 million and other net liabilities of $51 million were acquired as part of the transaction. Transaction costs of approximately $10 million were recorded as other expenses in the 2023 consolidated statements of operating results.
NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate, for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs when available.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatility, as applicable.
The following table provides the details of financial instruments and their associated financial instrument classifications as at June 30, 2024:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,959	$2,959
Accounts and other receivable, net (current and non-current)	—	—	6,607	6,607
Financial assets (current and non-current) (1)	924	4,937	7,961	13,822
Total	$924	$4,937	$17,527	$23,388
Financial liabilities
Accounts payable and other (current and non-current) (1) (2)	$243	$196	$10,623	$11,062
Borrowings (current and non-current)	—	—	42,122	42,122
Total	$243	$196	$52,745	$53,184
____________________________________
(1)FVOCI and FVTPL include derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4 (a) below.
(2)Includes derivative liabilities, and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenue, insurance contract liabilities, work in progress, post-employment benefits and other liabilities of $7,154 million.
Included in cash and cash equivalents as at June 30, 2024 was $2,060 million of cash (December 31, 2023: $2,062 million) and $899 million of cash equivalents (December 31, 2023: $1,190 million).
Included in financial assets (current and non-current) as at June 30, 2024 was $494 million (December 31, 2023: $527 million) of equity instruments and $4,050 million (December 31, 2023: $4,105 million) of debt instruments designated and measured at fair value through other comprehensive income.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2023:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$3,252	$3,252
Accounts and other receivable, net (current and non-current)	—	—	6,563	6,563
Financial assets (current and non-current) (1)	964	4,841	7,371	13,176
Total	$964	$4,841	$17,186	$22,991
Financial liabilities
Accounts payable and other (1)(2)	$460	$331	$11,054	$11,845
Borrowings (current and non-current)	—	—	42,249	42,249
Total	$460	$331	$53,303	$54,094
____________________________________
(1)FVOCI and FVTPL include of derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4(a) below.
(2)Includes derivative liabilities and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenues, insurance contract liabilities, work in progress, post-employment benefits and other liabilities of $6,533 million.
(a)Hedging activities
Derivative instruments not designated in a hedging relationship are classified as FVTPL, with changes in fair value recognized in the unaudited interim condensed consolidated statements of operating results.
Net investment hedges
The partnership uses foreign exchange derivative contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the three and six months ended June 30, 2024, a pre-tax net gain of $110 million and $145 million, respectively (June 30, 2023: pre-tax net loss of $81 million and $154 million, respectively) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at June 30, 2024, there was a derivative asset balance of $74 million (December 31, 2023: $4 million) and a derivative liability balance of $160 million (December 31, 2023: $259 million) relating to derivative contracts designated as net investment hedges.
Cash flow hedges
The partnership uses commodity swap contracts to hedge the sale price of natural gas contracts, purchase price of oil, lead, polypropylene, and tin, foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate contracts to hedge the cash flows on its floating rate borrowings. A number of these contracts are designated as cash flow hedges. For the three and six months ended June 30, 2024, a pre-tax net gain of $101 million and $241 million, respectively (June 30, 2023: pre-tax net gain of $160 million and $102 million, respectively) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at June 30, 2024, there was a derivative asset balance of $319 million (December 31, 2023: $205 million) and derivative liability balance of $33 million (December 31, 2023: $72 million) relating to the derivative contracts designated as cash flow hedges.
Fair value hedge
The partnership uses cross currency interest rate swap contracts to hedge its fair value exposure on certain foreign currency borrowings resulting from changes in foreign currency. As at June 30, 2024, there was a derivative asset balance of $28 million (December 31, 2023: $10 million) and derivative liability balance of $16 million (December 31, 2023: $31 million) relating to derivative contracts designated as fair value hedges.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
(b)Fair value hierarchical levels – financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $877 million (December 31, 2023: $828 million) of financial assets and $110 million (December 31, 2023: $284 million) of financial liabilities, which are measured at fair value using valuation inputs based on management’s best estimates.
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at June 30, 2024 and December 31, 2023:

	June 30, 2024			December 31, 2023
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$67	$—	$—	$117	$—	$—
Corporate and government bonds	80	3,136	138	25	3,307	85
Derivative assets	4	526	—	6	404	—
Other financial assets (1)	440	731	739	399	719	743
	$591	$4,393	$877	$547	$4,430	$828
Financial liabilities
Derivative liabilities	$6	$323	$—	$7	$500	$1
Other financial liabilities (2)	—	—	110	—	—	283
	$6	$323	$110	$7	$500	$284
____________________________________
(1)Other financial assets include secured debentures, asset-backed securities and preferred shares. Level 1 other financial assets are primarily publicly traded preferred shares and mutual funds. Level 2 other financial assets are primarily asset-backed securities and Level 3 financial assets are primarily convertible preferred securities in the partnership’s audience measurement operation and secured debentures.
(2)Includes $75 million (December 31, 2023: $258 million) of contingent consideration payable in relation to the acquisition of subsidiaries.
There were no transfers between levels during the six months ended June 30, 2024.
The following table presents the change in the balance of financial assets classified as Level 3 for the six-month period ended June 30, 2024 and the twelve-month period ended December 31, 2023:

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Balance at beginning of period	$828	$692
Fair value change recorded in net income	(1)	57
Fair value change recorded in other comprehensive income	11	(6)
Additions	64	150
Dispositions	(23)	(70)
Foreign currency translation and other	(2)	5
Balance at end of period	$877	$828

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
The following table presents the change in the balance of financial liabilities classified as Level 3 for the six-month period ended June 30, 2024 and the twelve-month period ended December 31, 2023:

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Balance at beginning of period	$284	$589
Fair value change recorded in net income	(153)	(62)
Fair value change recorded in other comprehensive income	2	(21)
Additions	8	25
Dispositions/settlements	(29)	(262)
Foreign currency translation and other	(2)	15
Balance at end of period	$110	$284
NOTE 5. FINANCIAL ASSETS

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Current
Marketable securities	$154	$498
Restricted cash	183	189
Derivative assets	122	120
Loans and notes receivable	302	243
Other financial assets (1)	132	89
Total current	$893	$1,139
Non-current
Marketable securities	$2,924	$2,748
Restricted cash	66	54
Derivative assets	408	290
Loans and notes receivable (2)	7,199	6,702
Other financial assets (1)	2,332	2,243
Total non-current	$12,929	$12,037
____________________________________
(1)Other financial assets primarily consist of asset-backed securities and high yield bonds at the partnership’s residential mortgage insurer and convertible preferred shares held in the partnership’s audience measurement operation.
(2)Loans and notes receivable includes $6,216 million (December 31, 2023: $5,844 million) of mortgage receivables related to the partnership’s Australian asset manager and lender.
NOTE 6. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Current, net	$5,709	$5,558
Non-current, net
Accounts receivable	153	202
Retainer on customer contract	77	70
Billing rights	668	733
Total non-current, net	$898	$1,005
Total	$6,607	$6,563
Non-current billing rights represent unbilled rights from the partnership’s water and wastewater operation in Brazil from revenues earned from the construction on public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
The partnership’s construction operation has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in the current accounts and other receivable, net as at June 30, 2024 was $53 million (December 31, 2023: $120 million).
NOTE 7. INVENTORY, NET

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Raw materials and consumables	$964	$1,066
Fuel products (1)	596	596
Work in progress	607	564
RTFO certificates	391	367
Finished goods and other (2)	1,336	1,072
Carrying amount of inventories	$3,894	$3,665
____________________________________
(1)Fuel products that are traded in active markets are purchased with a view to resell in the near future. As a result, inventories of fuel products are recorded at fair value based on quoted market prices.
(2)Finished goods and other primarily comprises finished goods inventory at our advanced energy storage operation and our engineered components manufacturing operation.
NOTE 8. DISPOSITIONS
(a)Dispositions completed in the six months ended June 30, 2024
Industrials
Canadian aggregates production operation
On June 11, 2024, the partnership completed the sale of its Canadian aggregates production operation for total consideration of $140 million, resulting in a pre-tax net gain of $84 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Business services
Real estate services operation
On March 31, 2024, the partnership completed the sale of its general partner interest and residential real estate brokerage portfolio to Bridgemarq, a publicly listed real estate services operation and brokerage business in which the partnership has an equity accounted investment. As consideration, the partnership received limited partnership units in the Bridgemarq public entity, increasing the partnership’s ownership interest from 28% to approximately 42%. This resulted in a pre-tax gain of $15 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Infrastructure services
Offshore oil services
On February 29, 2024, the partnership’s offshore oil services completed the sale of its non-core towage business. The proceeds realized from the sale were equal to the carrying value of the business disposed, resulting in no gain or loss.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
(b)Dispositions completed in the six months ended June 30, 2023
Business services
Dealer software and technology services operations
On May 1, 2023, the partnership’s dealer software and technology services operations completed the sale of its non-core division servicing the heavy equipment sector for total consideration of approximately $490 million, resulting in a gain of $87 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Residential property management operation
On March 31, 2023, the partnership completed the sale of its residential property management operation, resulting in a gain of $67 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Infrastructure services
Power delivery business
During February 2023, the nuclear technology services operation, which the partnership sold in November 2023, completed the sale of its power delivery business for gross proceeds of approximately $275 million, resulting in a net pre-tax gain of $14 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
NOTE 9. OTHER ASSETS

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Current
Work in progress (1)	$193	$200
Prepayments and other assets	1,055	956
Assets held for sale	112	115
Total current	$1,360	$1,271
Non-current
Prepayments and other assets	$373	$385
Total non-current	$373	$385
____________________________________
(1)See Note 15 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
NOTE 10. PROPERTY, PLANT AND EQUIPMENT
The following table presents the change in the balance of property, plant and equipment for the six-month period ended June 30, 2024 and the twelve-month period ended December 31, 2023:

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Gross carrying amount
Balance at beginning of period	$22,392	$21,980
Additions (cash and non-cash)	1,603	3,433
Dispositions	(978)	(3,589)
Acquisitions through business combinations (1)	7	236
Foreign currency translation and other	(601)	332
Balance at end of period	$22,423	$22,392
Accumulated depreciation and impairment
Balance at beginning of period	$(6,668)	$(6,087)
Depreciation/depletion/impairment expense	(829)	(2,049)
Dispositions	397	1,568
Foreign currency translation and other	107	(100)
Balance at end of period	$(6,993)	$(6,668)
Net book value (2)	$15,430	$15,724
____________________________________
(1)See Note 3 for additional information.
(2)Includes right-of-use assets of $1,193 million as at June 30, 2024 (December 31, 2023: $1,296 million).
NOTE 11. INTANGIBLE ASSETS
The following table presents the change in the balance of intangible assets for the six-month period ended June 30, 2024 and twelve-month period ended December 31, 2023:

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Gross carrying amount
Balance at beginning of period	$25,242	$27,568
Additions	182	588
Acquisitions through business combinations	11	74
Dispositions	(12)	(3,485)
Foreign currency translation	(703)	497
Balance at end of period	$24,720	$25,242
Accumulated amortization and impairment
Balance at beginning of period	$(4,396)	$(3,615)
Amortization and impairment expense	(793)	(1,730)
Dispositions	8	1,038
Foreign currency translation	135	(89)
Balance at end of period	$(5,046)	$(4,396)
Net book value	$19,674	$20,846

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
NOTE 12. GOODWILL
The following table presents the change in the balance of goodwill for the six-month period ended June 30, 2024 and the twelve-month period ended December 31, 2023:

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Balance at beginning of period	$14,129	$15,479
Acquisitions through business combinations (1)	46	189
Impairment	—	(605)
Dispositions	(5)	(1,091)
Foreign currency translation	(260)	157
Balance at end of period	$13,910	$14,129
____________________________________
(1)See Note 3 for additional information.
NOTE 13. EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of equity accounted investments for the six-month period ended June 30, 2024 and twelve-month period ended December 31, 2023:

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Balance at beginning of period	$2,154	$2,065
Additions	53	464
Dispositions	—	(354)
Share of net income (loss)	54	132
Share of other comprehensive income (loss)	(8)	1
Distributions received	(125)	(172)
Foreign currency translation	(24)	18
Balance at end of period	$2,104	$2,154

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
NOTE 14. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Current
Accounts payable	$4,120	$4,234
Accrued and other liabilities (1) (2)	5,601	5,194
Lease liabilities	249	266
Financial liabilities (3)	278	278
Insurance liabilities	389	433
Work in progress (4)	514	481
Provisions and decommissioning liabilities	661	689
Liabilities associated with assets held for sale	8	23
Total current	$11,820	$11,598
Non-current
Accounts payable	$92	$94
Accrued and other liabilities (2)	1,634	1,692
Lease liabilities	1,033	1,104
Financial liabilities (3)	1,701	1,894
Insurance liabilities	1,473	1,501
Work in progress (4)	27	20
Provisions and decommissioning liabilities	436	475
Total non-current	$6,396	$6,780
____________________________________
(1)Includes bank overdrafts of $476 million as at June 30, 2024 (December 31, 2023: $558 million).
(2)Includes post-employment benefits of $248 million ($7 million current and $241 million non-current) as at June 30, 2024 and $250 million ($7 million current and $243 million non-current) as at December 31, 2023.
(3)Includes financial liabilities of $1,341 million ($65 million current and $1,276 million non-current) as at June 30, 2024 and $1,345 million ($64 million current and $1,281 million non-current) as at December 31, 2023 related to a failed sale and leaseback of hospitals.
(4)See Note 15 for additional information.
NOTE 15. CONTRACTS IN PROGRESS

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Contract costs incurred to date	$12,189	$13,519
Profit recognized to date (less recognized losses)	(46)	170
	$12,143	$13,689
Less: progress billings	(12,491)	(13,990)
Contract work in progress (liability)	$(348)	$(301)
Comprising:
Amounts due from customers – work in progress	$193	$200
Amounts due to customers – creditors	(541)	(501)
Net work in progress	$(348)	$(301)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
NOTE 16. BORROWINGS
(a)Corporate borrowings
The partnership has bilateral credit facilities backed by large global banks. The credit facilities are available in Euros, British pounds, Australian dollars, U.S. dollars and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CORRA (which replaced CDOR on July 1, 2024), BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2,350 million with a maturity date of June 29, 2029. The balance drawn on the bilateral credit facility, net of deferred financing costs, was $1,882 million as at June 30, 2024 (December 31, 2023: $1,440 million).
The partnership had $1 billion available on its revolving credit facility with Brookfield (the “Brookfield Credit Agreement”) as at June 30, 2024. The credit facility is guaranteed by the partnership, the Holding LP and certain of the partnership’s subsidiaries. The credit facility is available in U.S. dollars or Canadian dollars and advances are made by way of SOFR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified SOFR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires the partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The maturity date of the credit facility is April 27, 2028, which date will automatically extend for a one-year period on April 27 of each year unless Brookfield provides written notice of its intention not to further extend the then prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2025. As at June 30, 2024, the credit facility remained undrawn.
The partnership is currently in compliance with covenant requirements of its corporate borrowings and continues to monitor performance against such covenant requirements.
As at June 30, 2024, there were no funds on deposit from Brookfield (December 31, 2023: $nil). Refer to Note 17 for further details on the Deposit Agreements (defined herein) with Brookfield.
(b)Non-recourse subsidiary borrowings of the partnership
Current and non-current non-recourse subsidiary borrowings in subsidiaries of the partnership as at June 30, 2024, net of deferred financing costs, premiums and discounts, were $2,965 million and $37,275 million, respectively (December 31, 2023: $2,757 million and $38,052 million, respectively). Non-recourse borrowings in subsidiaries of the partnership include borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
Some of the partnership’s operations have credit facilities in which they borrow and repay on a short-term basis. This movement has been shown on a net basis in the partnership’s unaudited interim condensed consolidated statements of cash flow.
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements are primarily composed of term loans, securitization programs, credit facilities and notes and debentures which are subject to fixed or floating interest rates. The majority of borrowings drawn are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants.
The partnership principally finances assets at the subsidiary level with debt that is non-recourse to both the partnership and to its other subsidiaries and is generally secured against assets within the respective subsidiaries. Moreover, debt instruments at the partnership’s subsidiaries do not cross-accelerate or cross-default to debt at other subsidiaries. The partnership’s subsidiaries are currently in compliance with all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
NOTE 17. RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties. These transactions have been measured at fair value and are recognized in the unaudited interim condensed consolidated financial statements.
(a)Transactions with Brookfield
The partnership is a party to the Brookfield Credit Agreement, which permits borrowings of up to $1 billion. As at June 30, 2024, $nil was drawn on the credit facilities under the Brookfield Credit Agreement (December 31, 2023: $nil). Refer to Note 16 for further details.
From time to time, each of Brookfield and the partnership may place funds on deposit with the other, on terms approved by the independent directors of the partnership’s General Partner, pursuant to deposit agreements entered into between Brookfield and the partnership (the “Deposit Agreements”). Interest earned or incurred on such deposits is at market terms. As at June 30, 2024, the net deposit from Brookfield was $nil (December 31, 2023: $nil) and the partnership incurred interest income (expense) of $nil for the three and six months ended June 30, 2024 (June 30, 2023: $nil) on these deposits.
Pursuant to the Master Services Agreement (“Master Services Agreement”), Brookfield Business Partners L.P. and other service recipients (the “Service Recipients” as defined in the Master Services Agreement) pay a base management fee, referred to as the Base Management Fee, to certain service providers (the “Service Providers” as defined in the Master Services Agreement) equal to 0.3125% per quarter (1.25% annually) of the total capitalization of the partnership, which is reflected within general and administrative expenses. For purposes of calculating the base management fee, the total capitalization of the partnership is equal to the quarterly volume-weighted average trading price of an LP Unit on the principal stock exchange for the LP Units (based on trading volumes) multiplied by the number of LP Units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into LP Units of Brookfield Business Partners L.P.), plus the value of securities of the other Service Recipients (including the BBUC exchangeable shares) that are not held by the partnership, plus all outstanding debt with recourse to a Service Recipient, less all cash held by such entities. The base management fee for the three and six months ended June 30, 2024 was $21 million and $44 million, respectively (June 30, 2023: $23 million and $46 million, respectively).
In its capacity as the holder of the Special LP Units, Brookfield is entitled to incentive distribution rights. The incentive distribution for the three and six months ended June 30, 2024 was $nil (June 30, 2023: $nil).
An integral part of the partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the partnership’s investment mandate. In the normal course of business, the partnership and institutional investors have made commitments to Brookfield-sponsored private equity funds, and in connection therewith, the partnership, together with institutional investors, has access to short-term financing using the private equity funds’ credit facilities to facilitate investments that Brookfield has determined to be in the partnership’s best interests.
In addition, at the time of spin-off of the partnership from Brookfield in 2016, the partnership entered into indemnity agreements with Brookfield that relate to certain contracts that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify the partnership for payments relating to such contracts.
(b)Other
Inclusive of those described above, the following table summarizes the transactions the partnership has entered into with related parties for the three and six month periods ended June 30, 2024 and 2023:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2024	2023	2024	2023
Transactions during the period
Business services revenues (1)	$74	$15	$110	$73
____________________________________
(1) Within the business services segment, the partnership provides construction services and fuel products to affiliates of Brookfield.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
Inclusive of those described above, the following table summarizes balances with related parties as at June 30, 2024 and December 31, 2023:

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Balances at end of period
Accounts and other receivable, net	$447	$182
Accounts payable and other (1)	341	346
Non-recourse borrowings in subsidiaries of the partnership	150	146
Interest of others in operating subsidiaries	4	4
____________________________________
(1)Includes $258 million related to a tax receivable agreement payable to related parties by the partnership’s advanced energy storage operation (December 31, 2023: $245 million).
NOTE 18. DERIVATIVE FINANCIAL INSTRUMENTS
The partnership’s activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and other price risks), credit risk and liquidity risk. The partnership selectively uses derivative financial instruments principally to manage these risks.
The aggregate fair values of the partnership’s derivative financial instrument positions as at June 30, 2024 and December 31, 2023 were as follows:

	June 30, 2024		December 31, 2023
(US$ MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Foreign exchange contracts	$90	$(190)	$75	$(291)
Cross currency swaps	52	(44)	12	(58)
Interest rate derivatives	313	(83)	248	(123)
Commodities contracts	75	(12)	75	(36)
Total	$530	$(329)	$410	$(508)
Total current	$122	$(134)	$120	$(139)
Total non-current	$408	$(195)	$290	$(369)
NOTE 19. EQUITY
The partnership’s consolidated equity interests include LP Units held by the public and Brookfield, GP Units held by Brookfield, Redemption-Exchange Units held by Brookfield, Special LP Units held by Brookfield and BBUC exchangeable shares held by the public and Brookfield, collectively, “Units” or “Unitholders” as described in Note 1, and $740 million of preferred securities held by Brookfield. As at June 30, 2024, Brookfield owned approximately 65.5% of the partnership on a fully exchanged basis, assuming the exchange of all of the Redemption-Exchange Units and BBUC exchangeable shares. The partnership’s sole direct investment consists of 74,281,770 Managing General Partner Units of Holding LP (December 31, 2023: 74,281,767), through which the partnership holds all of its interests in its operating businesses.
For the three and six months ended June 30, 2024, the partnership made distributions on the LP Units, GP Units, Redemption-Exchange Units and BBUC exchangeable shares of $13 million and $27 million, respectively or $0.0625 per Unit (June 30, 2023: $13 million and $27 million, respectively or $0.0625 per Unit). For the three months and six months ended June 30, 2024, the partnership declared distributions on the perpetual preferred equity securities held by Brookfield of $13 million and $26 million, respectively (June 30, 2023: $22 million and $44 million, respectively). For the three and six months ended June 30, 2024, the partnership made distributions to others who have interests in operating subsidiaries of $181 million and $282 million, respectively (June 30, 2023: $968 million and $1,219 million, respectively). Distributions to others who have interests in operating subsidiaries were primarily related to distributions from the partnership’s Australian asset manager and lender and residential mortgage insurer.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
(a)GP Units and LP Units
LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern the financial and operating policies of Brookfield Business Partners L.P. The GP Units are not quantitatively material to the financial statements and therefore have not been separately presented on the unaudited interim condensed consolidated statements of financial position.
The following table provides a continuity of GP Units and LP Units outstanding for the six-month period ended June 30, 2024:

UNITS	GP Units	LP Units	Total
Authorized and issued
Opening balance	4	74,281,763	74,281,767
Conversion from BBUC exchangeable shares	—	3	3
Issued as at June 30, 2024	4	74,281,766	74,281,770
The weighted average number of LP Units outstanding for the three and six months ended June 30, 2024 was 74.3 million (June 30, 2023: 74.6 million).
During the six months ended June 30, 2024, the partnership did not repurchase any of its LP Units (June 30, 2023: nil LP Units).
During the six months ended June 30, 2024, Brookfield purchased 15,211 LP Units under our NCIB (June 30, 2023: 374,533 LP Units).
Managing General Partner Units of the Holding LP are repurchased and canceled in connection with the repurchase and cancellation of LP Units. During the six months ended June 30, 2024, nil Managing General Partner Units (June 30, 2023: nil) were repurchased and canceled as no LP Units were repurchased by the partnership.
Net income (loss) attributable to limited partnership unitholders for the three and six months ended June 30, 2024 was $(7) million and $10 million, respectively (June 30, 2023: net income (loss) of $(16) million and $9 million, respectively).
(b)Redemption-Exchange Units held by Brookfield

UNITS	Redemption-Exchange Units
Authorized and issued
Opening balance	69,705,497
Issued as at June 30, 2024	69,705,497
The weighted average number of Redemption-Exchange Units outstanding for the three and six months ended June 30, 2024 was 69.7 million (June 30, 2023: 69.7 million).
As at June 30, 2024, the Holding LP had issued 69.7 million Redemption-Exchange Units to Brookfield (June 30, 2023: 69.7 million). Both the LP Units and GP Units issued by Brookfield Business Partners L.P. and the Redemption-Exchange Units issued by the Holding LP have the same economic attributes in all respects, except as noted below.
The Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s LP Units multiplied by the number of units to be redeemed (subject to certain customary adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership’s LP Units (subject to certain customary adjustments). If the partnership elects not to exchange the Redemption-Exchange Units for LP Units, the Redemption-Exchange Units are required to be redeemed for cash. The Redemption-Exchange Units are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Business Partners L.P. Since this redemption right is subject to the partnership’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Business Partners L.P. on a one-for-one basis, the Redemption-Exchange Units are classified as equity instruments in accordance with IAS 32, Financial instruments: presentation (“IAS 32”).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
(c)BBUC exchangeable shares
The table below provides a continuity of BBUC exchangeable shares outstanding for the six-month period ended June 30, 2024:

SHARES	BBUC exchangeable shares
Balance as at January 1, 2024	72,954,450
Converted to LP Units	(3)
Issued as at June 30, 2024	72,954,447
During the six months ended June 30, 2024, 3 BBUC exchangeable shares were exchanged into LP Units (June 30, 2023: 622).
An additional Managing General Partner Unit is issued to the partnership each time an LP Unit is issued, including when a BBUC exchangeable share is exchanged by the holder thereof for an LP Unit. During the six months ended June 30, 2024, 3 Managing General Partner Units (June 30, 2023: 622) were issued to the partnership in connection with the exchange of 3 BBUC exchangeable shares into LP Units (June 30, 2023: 622).
(d)Special limited partner units held by Brookfield

UNITS	Special limited partner units held by Brookfield
Authorized and issued
Opening balance	4
Issued as at June 30, 2024	4
The weighted average number of special limited partner units outstanding for the three and six months ended June 30, 2024 was 4 (June 30, 2023: 4).
In its capacity as the holder of the Special LP Units, the special limited partner is entitled to incentive distributions which are calculated as 20% of the increase in the market value of the LP Units on a fully exchanged basis (assuming the exchange of all of the Redemption-Exchange Units and BBUC exchangeable shares) over an initial threshold based on the volume-weighted average price of the LP Units, subject to a high-water mark.
During the three months ended June 30, 2024, the volume-weighted average price was $19.30 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in no incentive distribution declared during the period (June 30, 2023: $nil).
(e)Preferred securities held by Brookfield

($US MILLIONS)	Preferred securities held by Brookfield
Authorized and issued
Opening balance	$740
Balance as at June 30, 2024	$740
Brookfield has subscribed for an aggregate of $15 million of preferred shares of three subsidiaries of the partnership. The preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% of their redemption value per annum as and when declared by the board of directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of their issuance. The partnership is not obligated to redeem the preferred shares and accordingly, the preferred shares have been determined to be equity instruments of the applicable entities in accordance with IAS 32 and are reflected as a component of non-controlling interests in the unaudited interim condensed consolidated statements of financial position.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
The partnership has an agreement with Brookfield to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership. The preferred securities are redeemable at the option of Brookfield to the extent the partnership completes asset sales, financings or equity issuances. These perpetual preferred securities are presented as equity instruments in accordance with IAS 32, and accordingly the partnership has classified them as a component of non-controlling interests in the unaudited interim condensed consolidated statements of financial position and changes in equity. As of June 30, 2024, the amount subscribed from subsidiaries of the partnership was $725 million with an annual dividend of 7% (December 31, 2023: $725 million). The remaining capacity available on the commitment agreement with Brookfield is $25 million.
NOTE 20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Limited Partners
The following tables present the changes in accumulated other comprehensive income (loss) reserves attributable to limited partners for the six months ended June 30, 2024 and 2023:

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2024	$(189)	$5	$54	$(130)
Other comprehensive income (loss)	(74)	4	29	(41)
Balance as at June 30, 2024	$(263)	$9	$83	$(171)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2023	$(247)	$(8)	$112	$(143)
Other comprehensive income (loss)	28	13	(19)	22
Balance as at June 30, 2023	$(219)	$5	$93	$(121)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
NOTE 21. DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Key decision makers of the partnership are all employees of Brookfield or its subsidiaries, which provide management services under the Master Services Agreement with Brookfield. Refer to Note 17.
Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the three and six months ended June 30, 2024 and 2023.

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2024	2023	2024	2023
Inventory costs	$7,283	$8,030	$14,769	$16,421
Subcontractor and consultant costs	861	765	1,533	1,465
Concession construction materials and labor costs	38	85	78	160
Depreciation and amortization expense	809	907	1,617	1,807
Compensation	985	1,591	1,961	3,109
Other direct costs	952	952	1,848	1,834
Total	$10,928	$12,330	$21,806	$24,796
Other direct costs include freight, cost of construction expensed and expected credit loss provisions on financial assets.
NOTE 22. REVENUES
(a)Revenues by type
The tables below summarize the partnership’s segment revenues by type of revenue for the three and six months ended June 30, 2024:

	Three Months Ended June 30, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$7,141	$592	$3,416	$11,149
Other revenues	444	350	3	797
Total revenues	$7,585	$942	$3,419	$11,946

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023

	Six Months Ended June 30, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$14,164	$1,138	$7,079	$22,381
Other revenues	883	690	7	1,580
Total revenues	$15,047	$1,828	$7,086	$23,961
The tables below summarize the partnership’s segment revenues by type of revenue for the three and six months ended June 30, 2023:

	Three Months Ended June 30, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$7,514	$1,640	$3,620	$12,774
Other revenues	360	366	6	732
Total revenues	$7,874	$2,006	$3,626	$13,506

	Six Months Ended June 30, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$15,116	$3,302	$7,423	$25,841
Other revenues	696	715	12	1,423
Total revenues	$15,812	$4,017	$7,435	$27,264
(b)Timing of recognition of revenues from contracts with customers
The tables below summarize the partnership’s segment revenues by timing of revenue recognition for the total revenues from contracts with customers for the three and six months ended June 30, 2024:

	Three Months Ended June 30, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$5,713	$221	$3,361	$9,295
Services transferred over a period of time	1,428	371	55	1,854
Total revenues from contracts with customers	$7,141	$592	$3,416	$11,149

	Six Months Ended June 30, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$11,390	$377	$6,968	$18,735
Services transferred over a period of time	2,774	761	111	3,646
Total revenues from contracts with customers	$14,164	$1,138	$7,079	$22,381

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023

The tables below summarize the partnership’s segment revenues by timing of revenue recognition for the total revenues from contracts with customers for the three and six months ended June 30, 2023:

	Three Months Ended June 30, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$6,116	$476	$3,517	$10,109
Services transferred over a period of time	1,398	1,164	103	2,665
Total revenues from contracts with customers	$7,514	$1,640	$3,620	$12,774

	Six Months Ended June 30, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$12,351	$1,050	$7,228	$20,629
Services transferred over a period of time	2,765	2,252	195	5,212
Total revenues from contracts with customers	$15,116	$3,302	$7,423	$25,841
(c)Revenues by geography
The tables below summarize the partnership’s segment revenues by geography for the three and six months ended June 30, 2024:

	Three Months Ended June 30, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$4,403	$72	$70	$4,545
United States of America	300	233	1,367	1,900
Europe	452	181	827	1,460
Australia	1,182	40	35	1,257
Canada	309	18	128	455
Brazil	247	22	327	596
Mexico	—	—	322	322
Other	248	26	340	614
Total revenues from contracts with customers	$7,141	$592	$3,416	$11,149
Other revenues	444	350	3	797
Total revenues	$7,585	$942	$3,419	$11,946

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023

	Six Months Ended June 30, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$8,729	$145	$154	$9,028
United States of America	753	423	2,835	4,011
Europe	938	362	1,756	3,056
Australia	2,164	80	66	2,310
Canada	582	43	244	869
Brazil	483	40	675	1,198
Mexico	—	—	641	641
Other	515	45	708	1,268
Total revenues from contracts with customers	$14,164	$1,138	$7,079	$22,381
Other revenues	883	690	7	1,580
Total revenues	$15,047	$1,828	$7,086	$23,961
The tables below summarize the partnership’s segment revenues by geography for the three and six months ended June 30, 2023:

	Three Months Ended June 30, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$4,453	$162	$81	$4,696
United States of America	515	850	1,526	2,891
Europe	477	438	824	1,739
Australia	993	48	34	1,075
Canada	643	43	146	832
Brazil	201	23	384	608
Mexico	—	—	287	287
Other	232	76	338	646
Total revenues from contracts with customers	$7,514	$1,640	$3,620	$12,774
Other revenues	360	366	6	732
Total revenues	$7,874	$2,006	$3,626	$13,506

	Six Months Ended June 30, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$8,828	$299	$170	$9,297
United States of America	1,076	1,731	3,121	5,928
Europe	1,098	857	1,715	3,670
Australia	1,996	100	66	2,162
Canada	1,254	78	304	1,636
Brazil	376	52	796	1,224
Mexico	—	—	544	544
Other	488	185	707	1,380
Total revenues from contracts with customers	$15,116	$3,302	$7,423	$25,841
Other revenues	696	715	12	1,423
Total revenues	$15,812	$4,017	$7,435	$27,264

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
NOTE 23. SEGMENT INFORMATION
The partnership’s operations are organized into four operating segments which are regularly reviewed by the Chief Operating Decision Maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance. The CODM uses adjusted earnings from operations (“Adjusted EFO”) to assess performance and make resource allocation decisions. Adjusted EFO allows the CODM to evaluate the partnership’s segments on the basis of return on invested capital generated by its operations and to evaluate the performance of its segments on a levered basis. Adjusted EFO is calculated as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
Other income (expense), net in the partnership’s unaudited interim condensed consolidated statements of operating results includes amounts that are not related to revenue generating activities, and are not normal, recurring operating income and expenses necessary for business operations. These include revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or losses on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Other income (expense), net included within Adjusted EFO in the tables below corresponds to items of other income (expense), net at the partnership’s economic ownership interest that are considered by the partnership when evaluating operating performance and returns on invested capital generated by its businesses and may include realized revaluation gains and losses, realized gains or losses on the disposition of property, plant and equipment, and other items. Refer to the footnotes to the tables below for additional details on items included therein.
Gain (loss) on acquisitions/dispositions, net in Adjusted EFO reflects the partnership’s economic ownership interest in the gains or losses on acquisitions/dispositions recognized during the period in unaudited interim condensed consolidated statements of operating results that are considered by the partnership when evaluating the performance and returns on invested capital generated by its businesses.
Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO corresponds to the partnership’s economic ownership interest in gains and losses recorded in the unaudited interim condensed consolidated statements of changes in equity that have been realized through a completed disposition, including material realized disposition gains or losses that may be recorded in equity on the partial disposition of a subsidiary where the partnership retains control and through the sale of an investment in securities accounted for as financial assets measured at fair value with changes in fair value recorded in other comprehensive income.
The following tables provide each segment’s results at the partnership’s economic ownership interest, in the format that the CODM organizes reporting segments to make resource allocation decisions and assess performance. Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. The tables below reconcile the partnership’s economic ownership interest in its consolidated results to the partnership’s unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023

	Three Months Ended June 30, 2024
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$2,353	$322	$964	$—	$3,639	$8,307	$11,946
Direct operating costs (2)	(2,154)	(189)	(739)	(3)	(3,085)	(7,034)	(10,119)
General and administrative expenses	(35)	(20)	(27)	(25)	(107)	(200)	(307)
Gain (loss) on acquisitions / dispositions, net (3)	—	—	81	—	81	3	84
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)	—	—	22	—	22	—	22
Other income (expense), net (5)	2	—	3	—	5	8	13
Interest income (expense), net	(72)	(60)	(86)	(38)	(256)	(522)	(778)
Current income tax (expense) recovery	(17)	(3)	(22)	—	(42)	(80)	(122)
Preferred equity distributions	—	—	—	(13)	(13)	13	—
Equity accounted Adjusted EFO (6)	9	26	10	—	45	36	81
Adjusted EFO	86	76	206	(79)	289
Depreciation and amortization expense (2)(7)					(251)	(558)	(809)
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)					(22)	—	(22)
Other income (expense), net (5)					(89)	(24)	(113)
Deferred income tax (expense) recovery					88	151	239
Non-cash items attributable to equity accounted investments(6)					(35)	(15)	(50)
Net income (loss)					$(20)	$85	$65
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $10,928 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on acquisitions/dispositions, net recorded in Adjusted EFO of $81 million represents the partnership’s economic ownership interest in gains from the disposition of the partnership’s Canadian aggregates production operation.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $22 million represents the partnership's economic ownership interest in gains related to the disposition of public securities.
(5)The sum of these amounts equates to other income (expense), net of $(100) million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net in Adjusted EFO of $5 million includes $2 million of realized net revaluation gains, and $3 million of other income. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(89) million includes $82 million related to provisions recorded at the partnership’s construction operation, $13 million of net gains on debt modification and extinguishment, $13 million of business separation expenses, stand-up costs and restructuring charges, $8 million of unrealized net revaluation gains, $5 million of transaction costs and $10 million of other expenses.
(6)The sum of these amounts equates to equity accounted income (loss) of $31 million as per the unaudited interim condensed consolidated statements of operating results.
(7)For the three months ended June 30, 2024, depreciation and amortization expense by segment is as follows: business services $248 million, infrastructure services $222 million, industrials $339 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023

	Six Months Ended June 30, 2024
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$4,536	$629	$1,998	$—	$7,163	$16,798	$23,961
Direct operating costs (2)	(4,111)	(373)	(1,532)	(7)	(6,023)	(14,166)	(20,189)
General and administrative expenses	(73)	(39)	(56)	(53)	(221)	(403)	(624)
Gain (loss) on acquisitions / dispositions, net (3)	15	—	81	—	96	3	99
Gain (loss) on acquisitions / dispositions, net in equity (4)	—	—	69	—	69	13	82
Other income (expense), net (5)	51	12	4	—	67	6	73
Interest income (expense), net	(143)	(123)	(176)	(75)	(517)	(1,057)	(1,574)
Current income tax (expense) recovery	(38)	(4)	(23)	(7)	(72)	(140)	(212)
Preferred equity distributions	—	—	—	(26)	(26)	26	—
Equity accounted Adjusted EFO (6)	17	46	21	—	84	71	155
Adjusted EFO	254	148	386	(168)	620
Depreciation and amortization expense (2)(7)					(504)	(1,113)	(1,617)
Impairment reversal (expense), net					5	5	10
Gain (loss) on acquisitions / dispositions, net in equity (4)					(69)	(13)	(82)
Other income (expense), net (5)					(84)	27	(57)
Deferred income tax (expense) recovery					131	213	344
Non-cash items attributable to equity accounted investments(6)					(71)	(30)	(101)
Net income (loss)					$28	$240	$268
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO, and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $21,806 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on acquisitions/dispositions, net recorded in Adjusted EFO of $96 million represents the partnership’s economic ownership interest in gains of $81 million from the disposition of the partnership’s Canadian aggregates production operation and $15 million from the disposition of the partnership’s real estate services operation.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $69 million represents the partnership’s economic interest in gains primarily related to the disposition of public securities.
(5)The sum of these amounts equates to other income (expense), net of $16 million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net in Adjusted EFO of $67 million includes $50 million of other income related to a distribution at the partnership’s entertainment operation, $15 million of realized net revaluation gains, and $2 million of other income. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(84) million includes $82 million related to provisions recorded at the partnership’s construction operation, $46 million of unrealized net revaluation gains, $18 million of transaction costs, $18 million of business separation expenses, stand-up costs and restructuring charges, $8 million of net gains on debt modification and extinguishment, and $20 million of other expenses.
(6)The sum of these amounts equates to equity accounted income (loss), net of $54 million as per the unaudited interim condensed consolidated statements of operating results.
(7)For the six months ended June 30, 2024, depreciation and amortization expense by segment is as follows: business services $502 million, infrastructure services $434 million, industrials $681 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023

	Three Months Ended June 30, 2023
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$2,255	$789	$1,084	$—	$4,128	$9,378	$13,506
Direct operating costs (2)	(2,004)	(574)	(868)	(3)	(3,449)	(7,974)	(11,423)
General and administrative expenses	(43)	(43)	(36)	(26)	(148)	(250)	(398)
Gain (loss) on acquisitions / dispositions, net (3)	22	—	—	—	22	65	87
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)	8	—	—	—	8	23	31
Other income (expense), net (5)	—	6	1	—	7	9	16
Interest income (expense), net	(79)	(109)	(104)	(34)	(326)	(606)	(932)
Current income tax (expense) recovery	(51)	(6)	(24)	—	(81)	(186)	(267)
Preferred equity distributions	—	—	—	(22)	(22)	22	—
Equity accounted Adjusted EFO (6)	11	25	10	—	46	29	75
Adjusted EFO	119	88	63	(85)	185
Depreciation and amortization expense (2)(7)					(294)	(613)	(907)
Impairment expense, net					(3)	(4)	(7)
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)					(8)	(23)	(31)
Other income (expense), net (5)					16	106	122
Deferred income tax (expense) recovery					90	126	216
Non-cash items attributable to equity accounted investments(6)					(34)	(13)	(47)
Net income (loss)					$(48)	$89	$41
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $12,330 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on acquisitions/dispositions, net recorded in Adjusted EFO of $22 million represents the partnership’s economic ownership interest of gains on dispositions related to the partnership’s dealer software and technology services operations’ sale of a non-core division servicing the heavy equipment sector.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $8 million represents the partnership’s economic ownership interest of realized gains related to secured debentures.
(5)The sum of these amounts equates to other income (expense), net of $138 million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $16 million includes, $44 million of net gains on debt modification and extinguishment, $20 million of business separation expenses, stand-up costs and restructuring charges, $17 million of transaction costs, $19 million of net revaluation gains and $10 million of other expense.
(6)The sum of these amounts equates to equity accounted income (loss) of $28 million as per the unaudited interim condensed consolidated statements of operating results.
(7)For the three months ended June 30, 2023, depreciation and amortization expense by segment is as follows: business services $252 million, infrastructure services $301 million, industrials $354 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023

	Six Months Ended June 30, 2023
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$4,465	$1,601	$2,237	$—	$8,303	$18,961	$27,264
Direct operating costs (2)	(3,971)	(1,160)	(1,780)	(11)	(6,922)	(16,067)	(22,989)
General and administrative expenses	(88)	(86)	(73)	(52)	(299)	(500)	(799)
Gain (loss) on acquisitions / dispositions, net (3)	89	6	—	—	95	73	168
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)	14	—	64	—	78	147	225
Other income (expense), net (5)	—	6	2	—	8	11	19
Interest income (expense), net	(140)	(212)	(201)	(65)	(618)	(1,179)	(1,797)
Current income tax (expense) recovery	(59)	(30)	(44)	7	(126)	(267)	(393)
Preferred equity distributions	—	—	—	(44)	(44)	44	—
Equity accounted Adjusted EFO (6)	22	49	20	—	91	65	156
Adjusted EFO	332	174	225	(165)	566
Depreciation and amortization expense (2)(7)					(586)	(1,221)	(1,807)
Impairment reversal (expense), net					(3)	(4)	(7)
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)					(78)	(147)	(225)
Other income (expense), net (5)					83	165	248
Deferred income tax (expense) recovery					115	169	284
Non-cash items attributable to equity accounted investments(6)					(71)	(32)	(103)
Net income (loss)					$26	$218	$244
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO, and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $24,796 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on acquisitions/dispositions, net recorded in Adjusted EFO of $95 million represents the partnership’s economic ownership interest of gains relating to $67 million from the disposition of the partnership’s residential property management operation, $22 million from the dispositions related to the partnership’s dealer software and technology services operations sale of a non-core division servicing the heavy equipment sector, and $6 million from the disposition of the partnership’s nuclear technology services operations’ power delivery business.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $78 million represents the partnership’s economic interest in gains of $8 million related to secured debentures and $70 million related to the partnership’s economic ownership interest of gains on disposition of the partnership’s public securities.
(5)The sum of these amounts equates to other income (expense), net of $267 million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $83 million includes $147 million of net gains on debt modification and extinguishment, $34 million of business separation expenses, stand-up costs and restructuring charges, $26 million of transaction costs, $18 million of net revaluation gains, and $22 million of other expenses.
(6)The sum of these amounts equates to equity accounted income (loss), net of $53 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
(7)For the six months ended June 30, 2023, depreciation and amortization expense by segment is as follows: business services $505 million, infrastructure services $604 million, industrials $698 million, and corporate and other $nil.
Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors assets, including investments accounted for using the equity method, attributable to each segment.
The following table presents the partnership’s assets by reportable operating segment as at June 30, 2024 and December 31, 2023:

(US$ MILLIONS)	As at June 30, 2024	As at December 31, 2023
Business services	$37,910	$38,066
Infrastructure services	17,255	17,180
Industrials	26,072	26,822
Corporate and other	284	317
Total	$81,521	$82,385
NOTE 24. SUPPLEMENTAL CASH FLOW INFORMATION

	Six Months Ended June 30,
(US$ MILLIONS)	2024	2023
Net interest paid (received)	$1,526	$1,264
Net income taxes paid (received)	594	223
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.
Details of “Changes in non-cash working capital, net” on the unaudited interim condensed consolidated statements of cash flow are as follows:

	Six Months Ended June 30,
(US$ MILLIONS)	2024	2023
Accounts receivable	$(988)	$(612)
Inventory	(316)	361
Prepayments and other	(152)	(655)
Accounts payable and other	607	432
Changes in non-cash working capital, net	$(849)	$(474)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
NOTE 25. INSURANCE CONTRACTS
The following table shows the reconciliation from the opening to the closing balances of the insurance liabilities related to the partnership’s insurance contracts from its residential mortgage insurer, reported by measurement components.

(US$ MILLIONS)	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total
Insurance liabilities, as at January 1, 2024	$385	$479	$1,070	$1,934
Change during period:
Changes that relate to current service:
Contractual service margin recognized for services provided	—	—	(193)	(193)
Change in risk adjustment recognized for the risk expired	—	(34)	—	(34)
Changes that relate to future service:
Contracts initially recognized in the period	(165)	59	106	—
Changes in estimates that adjust the contractual service margin	(1)	(29)	30	—
Changes that relate to past services:
Adjustments to liabilities for incurred claims	(10)	—	—	(10)
Insurance finance income/(expenses)	8	10	15	33
Foreign currency translation	(11)	(15)	(33)	(59)
	(179)	(9)	(75)	(263)

Cash flows:
Premiums received	242	—	—	242
Claims and other insurance service expenses paid	(20)	—	—	(20)
Insurance acquisition cash flows	(31)	—	—	(31)
Insurance liabilities, as at June 30, 2024	$397	$470	$995	$1,862

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023

(US$ MILLIONS)	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total
Insurance liabilities, as at January 1, 2023	$352	$585	$965	$1,902
Changes during period:
Changes that relate to current service:
Contractual service margin recognized for services provided	—	—	(146)	(146)
Change in risk adjustment recognized for the risk expired	—	(41)	—	(41)
Experience adjustments	(15)	—	—	(15)
Changes that relate to future service:
Contracts initially recognized in the period	(130)	48	82	—
Changes in estimates that adjust the contractual service margin	50	(120)	70	—
Changes that relate to past services:
Adjustments to liabilities for incurred claims	11	2	—	13
Insurance finance income/(expenses)	(3)	15	11	23
Foreign currency translation	9	12	22	43
	(78)	(84)	39	(123)
Cash flows:
Premiums received	194	—	—	194
Claims and other insurance service expenses paid	(31)	—	—	(31)
Insurance acquisition cash flows	(28)	—	—	(28)
Insurance liabilities, as at June 30, 2023	$409	$501	$1,004	$1,914
NOTE 26. SUBSEQUENT EVENTS
(a)Distribution
On August 1, 2024, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per LP Unit, payable on September 27, 2024 to unitholders of record as at the close of business on August 30, 2024.
(b)Sale of road fuels operation
On July 31, 2024, the partnership completed the sale of its road fuels operation once outstanding regulatory approvals were received. As at June 30, 2024, the partnership’s road fuels operation did not meet the criteria to be presented as a disposal group held for sale on the unaudited interim condensed consolidated statement of financial position due to substantive regulatory approvals which remained outstanding at the time.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Brookfield Business Partners L.P. and its subsidiaries (collectively, the “partnership”, or “we”, or “our”), covers the financial position of the partnership as at June 30, 2024 and December 31, 2023, and results of operations for the three and six months ended June 30, 2024 and 2023. The information in this MD&A should be read in conjunction with the interim financial statements as at June 30, 2024 and December 31, 2023 and for the three and six months ended June 30, 2024 and 2023 (the “unaudited interim condensed consolidated financial statements”). This MD&A was prepared as of August 7, 2024. Additional information relating to the partnership can be found at www.sedarplus.ca or www.sec.gov.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties and actual results could differ materially from those reflected in the forward-looking statements.
Cautionary Statement Regarding Forward-Looking Statements and Information
This MD&A contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the partnership, as well as regarding recently completed and proposed acquisitions, dispositions and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and result of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to the following:
•the cyclical nature of our operating businesses and general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation, commodity prices, and volatility in the financial markets;
•the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits;
•business competition, including competition for acquisition opportunities;
•strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom;
•restrictions on our ability to engage in certain activities or make distributions due to our indebtedness;
•global equity and capital markets and the availability of equity and debt financing and refinancing within these markets;
•changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates);
•changes to our credit ratings;
•technological change;
•the ability to obtain insurance for our business operations;
1

•labor disruptions and economically unfavorable collective bargaining agreements;
•litigation;
•investments in jurisdictions with less developed legal systems;
•our group does not have control over all of the businesses in which we own investments;
•changes to the market price of any investments in public companies;
•our compliance with environmental laws and the broader impacts of climate change;
•cybersecurity incidents;
•the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism;
•the effectiveness of our internal controls over financial reporting;
•the market price of our units may be volatile;
•we are exempt from certain requirements of Canadian securities laws and we are not subject to the same disclosure requirements as a U.S. domestic issuer;
•political instability and unfamiliar cultural factors;
•changes in government policy and legislation;
•federal, state and foreign anti-corruption and trade sanctions laws and restrictions on foreign direct investment applicable to us and our operating businesses create the potential for significant liabilities and penalties, the inability to complete transactions, imposition of significant costs and burdens, and reputational harm;
•operational or business risks that are specific to any of our business services operations, infrastructure services operations or industrials operations;
•reliance on third party service providers;
•catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics;
•Brookfield’s significant influence over us;
•the lack of an obligation of Brookfield to source acquisition opportunities to us;
•the departure of some or all of Brookfield’s professionals;
•control of our company and/or the BBU General Partner may be transferred to a third party without unitholder consent;
•Brookfield may increase its ownership in our company;
•our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders;
•conflicts of interest between our company and our unitholders, on the one hand, and Brookfield, on the other hand;
•our arrangements with Brookfield may contain terms that are less favorable than those which otherwise might have been unrelated parties;
•the BBU General Partner may be unable or unwilling to terminate our Master Services Agreement;
•the limited liability of, and our indemnification of, the Service Providers;
•Brookfield’s relationship with Oaktree Capital Group, LLC, together with its affiliates;
•our company is a holding entity that relies on its subsidiaries to provide us with the funds necessary to our financial obligations;
•we may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure;
2

•our company may become regulated as an investment company under the Investment Company Act;
•the inability of unitholders to vote on or otherwise take part in the management of the partnership;
•future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the LP Units or BBUC exchangeable shares;
•limits on unitholders’ ability to obtain favorable judicial forum for disputes related to the partnership or to enforce judgements against us;
•changes in tax law and practice; and
•other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in our annual report on Form 20-F for the year ended December 31, 2023 (our “2023 Annual Report”).
Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.
For a more comprehensive list of risks and uncertainties, please refer to our 2023 Annual Report under the heading “Risk Factors” available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of our partnership to be materially different from those contained in forward-looking statements or information. Given these risks, assumptions, and uncertainties, the reader should not place undue reliance on forward-looking statements or information as a prediction of actual results. We qualify any and all of our forward-looking statements by these cautionary factors. Although the forward-looking statements and information contained in this MD&A are based upon what we believe to be reasonable assumptions, we cannot assure investors that actual results will be consistent with these forward-looking statements and information. We undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise, except as required by law.
3

Basis of Presentation
The financial information in this MD&A is derived from the financial information included in the unaudited interim condensed consolidated financial statements of the partnership, prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2023, except for the adoption of new accounting policies described within the New Accounting Policies Adopted section of this MD&A. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The unaudited interim condensed consolidated financial statements include the accounts of Brookfield Business Partners L.P. and its consolidated subsidiaries, which are the entities over which the partnership has control.
We also discuss the results of operations on a segment basis, consistent with how the Chief Operating Decision Maker (“CODM”) manages and views our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials, and (iv) corporate and other.
The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by the public and Brookfield, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in Brookfield Business L.P. (the “Holding LP”), a holding subsidiary of the partnership, held by Brookfield, special limited partnership units (“Special LP Units”) in the Holding LP held by Brookfield, and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by the public and Brookfield. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise.
Non-IFRS measures used in this MD&A are reconciled to the most directly comparable IFRS measure. All dollar references, unless otherwise stated, are in millions of U.S. dollars. Australian dollars are identified as “A$” or “AUD”, Brazilian reais are identified as “R$” or “BRL”, British pounds are identified as “£” or “GBP”, euros are identified as “€” or “EUR”, Canadian dollars are identified as “C$” or “CAD”, and Indian rupees are identified as “INR”.
Overview of Our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended.
We were established by Brookfield to be its flagship public partnership for its business services and industrials operations. Our operations are primarily located in the United States, the United Kingdom, Europe, Australia, Canada and Brazil. We are focused on owning and operating high-quality operations that benefit from a strong competitive position and provide essential products and services. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate returns to Unitholders primarily through capital appreciation with a modest distribution yield.
Operating Segments
We have four operating segments which are organized based on how the CODM manages and views the business:
i.Our business services segment includes our residential mortgage insurer, dealer software and technology services operation, healthcare services, construction operation, non-bank financial services operation, road fuels operation, fleet management and car rental services, payment processing services operation, entertainment operation and other operations.
ii.Our infrastructure services segment includes our offshore oil services, lottery services operation, modular building leasing services and work access services.
iii.Our industrials segment includes our advanced energy storage operation, engineered components manufacturing operation, water and wastewater operation and other operations.
iv.Our corporate and other segment includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
4

The tables below provide a breakdown of total assets of $81.5 billion as at June 30, 2024 and revenues of $24.0 billion for the six months ended June 30, 2024 by operating segment and region.

Segments	Assets	Revenues
	As at	For the Six Months Ended
(US$ MILLIONS)	June 30, 2024	June 30, 2024
Business services	$37,910	$15,047
Infrastructure services	17,255	1,828
Industrials	26,072	7,086
Corporate and other	284	—
Total	$81,521	$23,961

Regions	Assets	Revenues
	As at	For the Six Months Ended
(US$ MILLIONS)	June 30, 2024	June 30, 2024
United Kingdom	$5,160	$9,135
United States of America	23,630	4,011
Europe	15,027	3,500
Australia	13,114	2,598
Canada	7,637	1,308
Brazil	8,582	1,387
Mexico	3,047	641
Other	5,324	1,381
Total	$81,521	$23,961
Business services
Our business services segment includes our (i) residential mortgage insurer, (ii) dealer software and technology services operation, (iii) healthcare services, (iv) construction operation, (v) non-bank financial services operation, (vi) road fuels operation, (vii) fleet management and car rental services, (viii) payment processing services operation, (ix) entertainment operation and (x) other operations.
Residential mortgage insurer
Our residential mortgage insurer is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders. Regulations in Canada require lenders to purchase mortgage insurance in respect of a residential mortgage loan whenever the loan-to-value ratio exceeds 80%. Our residential mortgage insurer plays a significant role in increasing access to homeownership for Canadian residents, particularly for first-time homebuyers.
Our residential mortgage insurer has built a broad underwriting and distribution platform across Canada that provides customer-focused products and support services to the vast majority of Canada’s residential mortgage lenders and originators. We underwrite mortgage insurance for residential properties in all provinces and territories of Canada.
The revenues of our residential mortgage insurer consist primarily of: (i) insurance revenues earned on mortgage insurance contracts and (ii) net investment income and gains/losses on the investment portfolio within the business.
Dealer software and technology services operation
Our dealer software and technology services operation is a leading provider of cloud-based software to dealerships and OEMs across automotive and related industries. The company’s cloud-based software as a service (“SaaS”) platform enables dealerships to manage their end-to-end business operations, including the acquisition, sale, financing, insuring, and repair and maintenance of vehicles. By automating and streamlining critical workflows, the integrated platform of solutions enables dealers to sell and service more vehicles by creating simple and convenient experiences for customers to help improve their financial and operational performance.
5

The revenues at our dealer software and technology services operation are generated by providing a broad suite of subscription-based software and technology solutions for automotive retailers. We are focused on the use of SaaS and mobile-centric solutions that are highly functional, flexible and fast. Our flagship dealer management system (“DMS”) software solutions are hosted enterprise resource planning applications tailored to the unique requirements of the retail automotive industry. Our DMS products facilitate the sale of new and used vehicles, consumer financing, repair and maintenance services, and vehicle and parts inventory management. These solutions enable company-wide accounting, financial reporting, cash flow management, and payroll services. Our DMS software is typically integrated with OEM data processing systems that enable automotive retailers to order vehicles and parts, receive vehicle records, process warranties, and check recall campaigns and service bulletins while helping them to fulfill their franchisee responsibilities to their OEM franchisors.
Healthcare services
Our healthcare services in Australia is a leading private hospital operator and provider of essential social infrastructure to the Australian healthcare system. We operate 38 hospitals, providing doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables primarily in support of elective surgery activity.
The majority of our healthcare services’ revenues are generated from private health insurance funds and government-related bodies under Hospital Purchaser-Provider Agreements. These revenues are generally based on a pricing schedule set out in the agreements and are either on a case payment or per diem basis, depending on the type of service provided.
Construction operation
Our construction operation is a global contractor with a focus on high-quality construction, primarily on large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for the design and construction, including procurement for a defined price and program. The business also engages in construction management contracts on a reduced risk model. Most construction activity is typically subcontracted to reputable specialists whose obligations generally align with those contained within the main construction contract. Our construction operation primarily operates in Australia, the United Kingdom and Canada across a broad range of sectors, including office, residential, hospitality and leisure, social infrastructure, retail and mixed-use properties.
We recognize revenues when it is highly probable that economic benefits will flow to the business, and when it can be reliably measured and collection is assured. Revenues are recognized over time as performance obligations are satisfied, by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and the United Kingdom and may be impacted by fluctuations in the Australian dollar and British pound. A significant portion of our revenues are generated from large projects, and the results from our construction operation can fluctuate quarterly and annually, depending on the level of work during a period. Our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
Fleet management and car rental services
Our fleet management and car rental services operation is one of the leading providers of heavy equipment and light vehicle leasing and car rental services in Brazil. Our fleet management services lease a variety of assets to corporate clients under medium-term contracts linked to inflation, including a fleet of trucks, trailers, tractors, harvesters and light vehicles, in addition to related services. We have been able to sustain high contract renewal rates with high-quality clients as well as diversify into new asset and industry classes. Our car rental services benefit from a nationwide presence with access to a wide network of accredited maintenance shops, longstanding relationships with OEMs and a reputation for value added services. Our combined fleet management and car rental services maintain a fleet of more than 116,000 vehicles.
Non-bank financial services
Our Indian non-bank financial services operation is a financing company primarily focused on commercial vehicle lending and affordable housing. We cater to over 147,000 customers and generally help them buy their first home and secure commercial vehicle financing. With a pan-India distribution network of more than 541 branches, our Indian non-bank financial services operation is well established to cater to the growing credit demand in the country.
Our Australian asset manager and lender provides credit and investment solutions to over 28,000 borrowers and nearly 100,000 investors. The business plays an important role in providing fixed-income investment solutions to Australians approaching retirement, as well as providing secured credit to underserved customer segments that require specialized underwriting, such as small-medium sized business owners and recent immigrants.
6

Road fuels operation
Our road fuels operation is a globally integrated platform with leading renewable and retail operations, enabled by an infrastructure-backed supply footprint and operating platform. It is one of Europe’s largest renewable fuel producers, with an extensive retail network predominantly anchored by grocery retail and critical infrastructure with long-term recurring customer volumes, combined with a flexible, global supply chain. The business has a presence in the United Kingdom, Canada, Ireland and the United States. As described below under “Recent Developments in Our Business”, we completed the sale of our road fuels operation on July 31, 2024.
Payment processing services operation
Our payment processing services operation is a leading provider of payment solutions in the United Arab Emirates. The business provides government, merchant and institutional clients with a payment platform for acquiring, issuing and processing customer transactions.
On June 9, 2023, we reached an agreement together with institutional partners to acquire Network International Holdings Plc (“Network”) for approximately $3 billion. The transaction will be funded with approximately $1.9 billion of equity, of which we expect our share to be approximately $150 million and the balance funded by institutional partners. Network is a leading enabler of digital commerce across the Middle East and Africa, providing a full suite of technology-enabled payment processing services to merchants and financial institutions. The transaction is expected to close in the second half of 2024, subject to regulatory approvals.
Entertainment operation
Our entertainment operation, in partnership with a leading Canadian gaming operator, consists of four entertainment facilities in the Greater Toronto Area. Through a long-term contract with the Ontario Lottery and Gaming Corporation, we have the exclusive right to operate these facilities. Through our partnership, we have undertaken a growth strategy whereby we have been enhancing the guest experience and transforming our facilities into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping. We have joint control over the business and have accounted for our investment as an equity accounted investment.
Other
Our technology services operation provides customer management solutions which specialize in managing customer interactions for large global healthcare and technology clients primarily based in the United States. We have joint control over the business and have accounted for our investment as an equity accounted investment.
We hold a convertible preferred security investment in Nielsen, a market leader in third-party audience measurement, data and analytics. The business is an essential service provider to the video and audio advertising industry, providing critical measurement data for advertising buyers and sellers.
Our real estate services operation provides services to more than 20,500 residential real estate brokers through franchise arrangements under a number of brands in Canada, including a nationally recognized brand, Royal LePage. We also provide valuations and related analytic services to financial institutions in Canada through which we process in excess of 190,000 property appraisals per year.
On March 31, 2024, we completed the sale of our general partner interest and residential real estate brokerage portfolio to Bridgemarq, a publicly listed real estate services operation and brokerage business in which we have an equity accounted investment. As consideration, we received limited partnership units in the Bridgemarq public entity which increased our ownership interest in Bridgemarq from 28% to approximately 42%, resulting in a pre-tax gain of $15 million.
Infrastructure services
Our infrastructure services segment includes our (i) offshore oil services, (ii) lottery services operation, (iii) modular building leasing services and (iv) work access services.
7

Offshore oil services
Our offshore oil services is a global provider of marine transportation, offshore oil production, facility storage, and offshore installation, maintenance and safety services to the offshore oil production industry. We operate shuttle tankers (highly specialized vessels with dynamic positioning systems used for offloading from offshore oil installations), floating production storage and offloading units (“FPSO”), and floating storage and offloading units (“FSO”), also with highly specialized capabilities including dynamic positioning. We operate in selected oil regions globally, including the North Sea (Norway and the United Kingdom), Brazil and Canada.
As a fee-based business focused on critical services, our offshore oil services has limited direct commodity exposure and a portfolio which primarily comprises medium-term, fixed-rate contracts with high-quality, primarily investment grade counterparties. A substantial part of our revenues are based on contracts with customers and is fee-based which is recognized on a straight-line basis over the term of the contracts.
On February 29, 2024, our offshore oil services completed the sale of its non-core towage business. The proceeds realized from the sale were equal to the carrying value of the business disposed, resulting in no gain or loss.
Lottery services operation
Our lottery services operation is a leading provider of products, services and technology across the lottery ecosystem in over 50 countries. Our business is an essential service provider to government-sponsored lottery programs, a critical and growing source of funding, through capabilities in game design, production, distribution, systems and terminals, and turnkey technology solutions. The revenues of our lottery services operation consist primarily of (i) the sale of instant lottery products and services, and (ii) sale and ongoing maintenance of hardware products and technology and (iii) a full-suite of digital capabilities to support the development and operation of government sponsored iLottery programs.
Modular building leasing services
Our modular building leasing services provide modular workspaces in Europe and Asia-Pacific to a diversified customer base across the industrial, infrastructure and public sectors. With a global fleet of approximately 330,000 modular units across 23 countries, our operations service more than 52,000 customers through an established network of approximately 180 service centers. The modular units provide customers with a wide range of flexible, cost-effective and environmentally friendly solutions for temporary space requirements. The primary source of revenues is the leasing of modular units and ancillary value added products and services (furniture, fire extinguishers, air conditioners, wireless internet access points, steps, ramps and damage waivers).
Work access services
Our work access services is a leading provider of scaffolding and related services to the industrial and commercial markets servicing over 30,000 customers in more than 26 countries worldwide. Our scale and reputation as a leader in engineering innovation and productivity are competitive advantages in a fragmented industry. Our solutions support a wide range of global infrastructure ranging from refineries and petrochemical plants to commercial buildings, bridges, hydroelectric dams and other power facilities. A substantial portion of our services are recurring and based on the ongoing maintenance requirements of our global customers. Since acquisition, our work access services has been focused on both organic growth, as well as growth through acquisitions. The business is executing on an active acquisition pipeline and acquired five businesses, including a multi-craft services provider, a German scaffolding services provider, a residential work access provider, a specialty industrial coating contractor and a cathodic protection provider. We have joint control over the business and have accounted for our investment as an equity accounted investment.
Industrials
Our industrials segment includes our (i) advanced energy storage operation, (ii) engineered components manufacturing operation, (iii) water and wastewater operation and (iv) other industrials operations.
Advanced energy storage operation
Our advanced energy storage operation is a global market leader in manufacturing automotive batteries that has over 17,000 employees around the world with a footprint that consists of over 50 manufacturing, recycling and distribution centers servicing a global customer base in over 100 countries. We manufacture and distribute over 150 million batteries per year, which power one in three cars in the world.
8

The batteries manufactured by our advanced energy storage operation power both internal combustion engines and electric vehicles. We sell starting, lighting and ignition batteries which are used primarily for initial engine ignition of traditional vehicles. The business has made significant investments to develop higher margin advanced battery technologies, including enhanced flooded batteries and absorbent glass mat batteries, which provide the energy density necessary for next-generation vehicles to comply with increased regulatory requirements and support increased electrical loads such as start-stop functionality and autonomous features.
The evolution towards battery electric vehicles is driving demand for more advanced batteries and opportunities for our advanced energy storage operation. We are working hand-in-hand with most global OEMs to design and integrate our advanced battery technologies into their platforms, including electric vehicle platforms. We are also working with several manufacturers on their next generation electric vehicle platforms and have been sourced for close to 200 electric vehicle platforms.
Our advanced energy storage operation distributes products primarily to aftermarket retailers and to OEMs. Approximately 80% of the sales volume is generated through the aftermarket channel, which services the existing car parc and represents a stable and recurring revenue base as end users replace car batteries on average two to four times over the life of each vehicle. Approximately 20% of our sales volume is generated through the OEM channel, which comprises sales to major car manufacturers globally and is driven by global demand for new vehicles. We have also developed longstanding relationships with large aftermarket customers.
Engineered components manufacturing operation
Our engineered components manufacturing operation is a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers. We have a leading presence in our core products across North America, Europe and Australia with vertically integrated production and distribution capabilities and a commitment to sustainability. We manufacture and distribute over 85,000 products including highly engineered, customized solutions for a diverse range of customers across our global footprint.
Water and wastewater operation
Our water and wastewater operation in Brazil is a leading private sanitation provider, including collection, treatment and distribution of water and wastewater services to a broad range of residential and governmental customers through long-term, inflation-adjusted concessions, public-private partnerships and take-or-pay contracts. We provide services that benefit more than 16 million people in over 100 municipalities in Brazil.
Other
Our solar power solutions provider is a leading distributor of solar power solutions for the distributed generation market in Brazil.
Our returnable plastic packaging operation is a leading European provider of returnable plastic packaging that has a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. We operate in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics.
Our Canadian natural gas production operation produces approximately 40,000 barrels of oil equivalent per day, or BOE/d. Our properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Operational results and financial condition are dependent principally upon the prices received for gas production which have fluctuated widely in recent years. Any upward or downward movement in natural gas prices could have an impact on the natural gas operations’ financial condition.
Our roofing products manufacturer is the world’s largest provider of slate roofing tiles. With its 27 quarries, the company produces and supplies premium slate roofing tiles globally to support the non-discretionary renovation of residential and heritage buildings in markets with strict local regulations that mandate the use of slate for roofing. We have joint control over the business and have accounted for our investment as an equity accounted investment.
As described below under “Recent Developments in Our Business”, we completed the sale of our Canadian aggregates production operation on June 11, 2024.
Corporate and other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
9

Recent Developments in Our Business
Below are key developments in our business since March 31, 2024:
On June 11, 2024, we completed the sale of our Canadian aggregates production operation for total consideration of $140 million, resulting in a pre-tax net gain of $84 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
On July 31, 2024, the partnership completed the sale of its road fuels operation following the receipt of outstanding regulatory approvals.
Outlook
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. We believe our global scale and leading operations allow us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. This year, we have continued to take advantage of strong debt markets and liquidity remains robust for high-quality businesses such as the ones we own. Our business fundamentals remain sound and we continue to build value within our operations.
Business services
In June 2024, our dealer software and technology services operation detected and promptly responded to unauthorized cyber activity on its network. Upon discovery, our dealer software and technology services operation shut down its systems to address and investigate the issue while notifying law enforcement. This cybersecurity incident, and the subsequent system shut down, caused disruption to the business. In addition, the business incurred certain expenses to respond to, investigate and remediate the matter, including one-time billing credits that were provided to customers. Our dealer software and technology services operation has successfully brought all active customers back onto its dealer management system and other applications. We do not expect that this cybersecurity incident will have a material impact on the results of operations or financial condition of the partnership. For further information, refer to pages 21 and 22 of the “Risk Factors” section in our 2023 Annual Report.
Our residential mortgage insurer continues to perform well. The Canadian housing market has remained resilient supported by increasing activity levels and stable overall home prices. Losses on claims remain low and the business continues to generate strong levels of cash flows. Low levels of unemployment and borrowers’ ability to self-cure delinquencies following multiple years of significant home price appreciation and work out arrangements with lenders are supporting low levels of mortgage delinquencies and claims on loss ratios. We expect that the Bank of Canada’s decision in June to begin lowering its benchmark interest rate will contribute to improved affordability and support higher levels of housing activity.
Performance at our construction operation was impacted by additional costs primarily on one project nearing completion in Australia. The business is focused on completing the project later this year and mitigating the impacts of additional cost escalation. The majority of other projects underway are performing well and the bidding environment for social infrastructure projects is improving, which could support increased backlog visibility and profitability in the business.
Infrastructure services
Our lottery services operation is performing in line with our expectations. Performance during the quarter benefited from hardware deliveries, higher margin instant game sales and ongoing operational improvement initiatives. The business is accelerating optimization initiatives focused on cost reduction and manufacturing rationalization which are supporting resilient margin performance. We are continuing to help scale the business’ digital capabilities and the ramp-up of several recent commercial wins including the new digital lottery services offering in the United Kingdom, which should contribute to higher run-rate level of earnings.
Performance in our modular building leasing services operation remains resilient. Strong demand for value added products and services supported performance during the quarter. Utilization of our units is mixed as the United Kingdom continues to be soft given a downturn in broader construction activity, which is offset by more resilient performance in Germany and Asia Pacific. We recently appointed a new CEO of the business who supported execution of our value creation plans at our nuclear technology services operation that was sold in November 2023.
10

Our offshore oil services operation had a strong quarter supported by increased performance in shuttle tanker operations. We are making good progress on repositioning the business. Earlier this year, the business sold its non-core towage operations with proceeds largely used to repay debt as it continues to strengthen its capital structure. The business is benefiting from higher rates on the re-contracting of its shuttle tanker fleet for customers looking to secure transportation for new offshore field development projects on the back of improving industry sentiment. While the FPSO operations have historically been a more challenged part of the business, last year the business finalized agreements for the long-term deployment of two FPSO vessels onto new field developments, with customers in both cases funding the incremental capital required to refurbish the vessels. We expect that the first of these vessel redeployment should be operational next year.
Industrials
As the global leader in low-voltage batteries for all vehicles, performance of our advanced energy storage operation continues to increase driven by the growing demand of higher margin advanced batteries and the benefit of ongoing optimization initiatives. The business’ global market share for low-voltage batteries is over 30% today and its share of higher margin advanced battery technologies is even greater. It is now partnering with original equipment manufacturers to provide battery solutions on close to 200 electric vehicle platforms to support the growing power requirements of its customers. In November 2023, the European Commission (“EC”) announced an investigation into the starter automotive battery market. While the EC’s investigation is ongoing and its outcomes uncertain, our advanced energy storage operation does not currently foresee any material adverse exposures in its future earnings or net cash flows in relation to the matter, because, among other things, it has received conditional immunity from the EC and is indemnified against losses incurred in relation to the matter, if any.
Our engineered components manufacturing operation is executing well despite the ongoing impact of weaker industry conditions. A combination of the business’ highly variable cost structure, product diversification and global footprint is contributing to performance in the current environment. Ongoing productivity enhancements in the business should support improved profitability when volumes recover.
Our largest operations are global providers of essential products and services that have proven to be resilient and able to navigate all operating environments. Our continued access to capital enabled us to complete several key initiatives to opportunistically manage our maturities and reduce our overall financing costs during the quarter. During and subsequent to quarter end, we refinanced more than $11 billion of borrowings, reducing the spread on the cost of these borrowings by an average of 50 basis points. Going forward, this initiative should reduce interest expense at our operations by over $50 million, or approximately $15 million at our share.
11

Review of Consolidated Results of Operations
The table below summarizes our results of operations for the three and six months ended June 30, 2024 and 2023. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS, except per unit amounts)	2024	2023	2024	2023
Revenues	$11,946	$13,506	$23,961	$27,264
Direct operating costs	(10,928)	(12,330)	(21,806)	(24,796)
General and administrative expenses	(307)	(398)	(624)	(799)
Interest income (expense), net	(778)	(932)	(1,574)	(1,797)
Equity accounted income (loss)	31	28	54	53
Impairment reversal (expense), net	—	(7)	10	(7)
Gain (loss) on acquisitions/dispositions, net	84	87	99	168
Other income (expense), net	(100)	138	16	267
Income (loss) before income tax	(52)	92	136	353
Income tax (expense) recovery
Current	(122)	(267)	(212)	(393)
Deferred	239	216	344	284
Net income (loss)	$65	$41	$268	$244
Attributable to:
Limited partners	$(7)	$(16)	$10	$9
Non-controlling interests attributable to:
Redemption-exchange units	(6)	(16)	9	8
Special limited partner	—	—	—	—
BBUC exchangeable shares	(7)	(16)	9	9
Preferred securities	13	22	26	44
Interest of others in operating subsidiaries	72	67	214	174
	$65	$41	$268	$244
Basic and diluted earnings (loss) per limited partner unit (1)	$(0.10)	$(0.22)	$0.13	$0.12
____________________________________
(1)Average number of LP Units outstanding for the three and six months ended June 30, 2024 was 74.3 million (June 30, 2023: 74.6 million).
Comparison of the three and six months ended June 30, 2024 and 2023
For the three months ended June 30, 2024, net income was $65 million, with $20 million of net loss attributable to Unitholders ($0.10 per LP Unit). For the three months ended June 30, 2023, net income was $41 million, with $48 million of net loss attributable to Unitholders ($0.22 per LP Unit).
For the six months ended June 30, 2024, net income was $268 million, with $28 million of net income attributable to Unitholders ($0.13 per LP Unit). For the six months ended June 30, 2023, net income was $244 million, with $26 million of net income attributable to Unitholders ($0.12 per LP Unit).
12

Revenues
For the three months ended June 30, 2024, revenues decreased by $1,560 million to $11,946 million, compared to $13,506 million for the three months ended June 30, 2023. Revenues from our business services segment decreased by $289 million, primarily due to lower volumes at our road fuels operation and dispositions completed in the prior year, combined with lower revenues at our dealer software and technology services operation due to one-time billing credits offered to customers following a cybersecurity incident. Included in the revenues and direct operating costs at our road fuels operation is duty payable to the government of the United Kingdom of $2,014 million (June 30, 2023: $1,995 million), which is recorded gross within revenues and direct operating costs without impact on the margin generated by the business. Revenues from our infrastructure services segment decreased by $1,064 million, primarily due to the disposition of our nuclear technology services operation in November 2023. Revenues from our industrials segment decreased by $207 million primarily due to dispositions completed in the prior year, combined with lower volumes at our engineered components manufacturing operation due to a reduction in overall market demand. The decrease was partially offset by an increase in revenues from our advanced energy storage operation due to strong performance reflecting ongoing execution of commercial initiatives and growth of higher margin advanced batteries driven by increased aftermarket demand.
For the six months ended June 30, 2024, revenues decreased by $3,303 million to $23,961 million, compared to $27,264 million for the six months ended June 30, 2023. The decrease was primarily due to the same factors described above.
Direct operating costs
For the three months ended June 30, 2024, direct operating costs decreased by $1,402 million to $10,928 million, compared to $12,330 million for the three months ended June 30, 2023. The decrease was primarily due to the disposition of our nuclear technology services operation which reduced direct operating costs by $897 million, combined with the impact of other business dispositions completed in the prior year and lower inventory costs at our road fuels operation. As noted above, included in the revenues and direct operating costs at our road fuels operation is a duty payable to the government of the United Kingdom, which is recorded gross within revenues and direct costs without impact on the margin generated by the business.
For the six months ended June 30, 2024, direct operating costs decreased by $2,990 million to $21,806 million, compared to $24,796 million for the six months ended June 30, 2023. The decrease was primarily due to the same factors described above.
General and administrative expenses
For the three months ended June 30, 2024, general and administrative expenses decreased by $91 million to $307 million, compared to $398 million for the three months ended June 30, 2023. The decrease was primarily due to the disposition of our nuclear technology services operation in November 2023, combined with other dispositions completed in the prior year.
For the six months ended June 30, 2024, general and administrative expenses decreased by $175 million to $624 million, compared to $799 million for the six months ended June 30, 2023. The decrease was primarily due to the same factors described above.
Interest income (expense), net
For the three months ended June 30, 2024, interest expense decreased by $154 million to $778 million, compared to $932 million for the three months ended June 30, 2023. The decrease in net interest expense was primarily due to reduced borrowings in our operations primarily from recent dispositions and the impact of refinancing to lower the cost of debt at select operations.
For the six months ended June 30, 2024, interest expense decreased by $223 million to $1,574 million compared to $1,797 million for the six months ended June 30, 2023. The decrease was primarily due to the same factors described above.
Gain (loss) on acquisitions/dispositions, net
For the three months ended June 30, 2024, net gain (loss) on acquisitions/dispositions was $84 million. This was related to the gain recognized from the disposition of our Canadian aggregates production operation.
For the six months ended June 30, 2024, net gain (loss) on acquisitions/dispositions was $99 million. The net gain includes a $84 million gain from the disposition of our Canadian aggregates production operation and a $15 million gain recognized from the disposition of our general partner interest and residential real estate brokerage portfolio to Bridgemarq, a publicly listed real estate services operation and brokerage business.
13

Other income (expense), net
For the three months ended June 30, 2024, net other income (expense) decreased by $238 million to net other expense of $100 million, compared to net other income of $138 million for the three months ended June 30, 2023. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the three months ended June 30, 2024, the components of other income (expense), net include $49 million of net gains on debt modification and extinguishment, $21 million of net revaluation gains, $41 million of business separation expenses, stand-up costs and restructuring charges, $8 million of transaction costs, $82 million related to provisions recorded at our construction operation and $39 million of other expenses. For the three months ended June 30, 2023, the components of other income (expense), net include $159 million of net gains on debt modification and extinguishment, $66 million of business separation expenses, stand-up costs and restructuring charges, $89 million of net revaluation gains, $27 million of transaction costs, $13 million of net gains on the sale of property and $30 million of other expenses.
For the six months ended June 30, 2024, net other income (expense) decreased by $251 million to net other expense of $16 million, compared to net other income of $267 million for the six months ended June 30, 2023. For the six months ended June 30, 2024, the components of other income (expense), net includes $179 million of net revaluation gains, $38 million of net gains on debt modification and extinguishment, $50 million of other income related to a distribution at our entertainment operation, $61 million of business separation expenses, stand-up costs and restructuring charges, $29 million of transaction costs, $82 million related to provisions recorded at our construction operation and $79 million other expenses. For the six months ended June 30, 2023, the components of other income (expense), net includes $392 million of net gains on debt modifications and extinguishments, $87 million of net revaluation gains, $113 million of business separation expenses, stand-up costs and restructuring charges, $48 million of transaction costs, $13 million of net gains on the sale of property, plant and equipment and $64 million of other expenses.
Income tax (expense) recovery
For the three months ended June 30, 2024, current income tax expense decreased by $145 million to $122 million, compared to $267 million for the three months ended June 30, 2023. The decrease in current income tax expense is primarily due to lower taxable income within our dealer software and technology services operation and lower income tax expense in our operations due to dispositions completed in the prior year. Deferred income tax recovery increased by $23 million to $239 million, compared to $216 million for the three months ended June 30, 2023. The increase in deferred income tax recovery is primarily due to the recognition of tax attributes generated within our advanced energy storage operation and healthcare services business, partially offset by lower utilization of tax attributes in our dealer software and technology services operation compared to the prior period. Prior period results included a deferred income tax recovery related to the recognition of previously unrecognized tax attributes in our solar power solutions.
For the six months ended June 30, 2024, current income tax expense decreased by $181 million to $212 million. compared to $393 million for the six months ended June 30, 2023. Deferred income tax recovery increased by $60 million to $344 million, compared to $284 million for the six months ended June 30, 2023. The changes are primarily due to the same factors described above.
14

Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2024		2023				2022
(US$ MILLIONS, except per unit amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$11,946	$12,015	$13,405	$14,399	$13,506	$13,758	$14,640	$14,711
Direct operating costs	(10,928)	(10,878)	(12,209)	(13,016)	(12,330)	(12,466)	(13,292)	(13,549)
General and administrative expenses	(307)	(317)	(336)	(403)	(398)	(401)	(395)	(361)
Interest income (expense), net	(778)	(796)	(858)	(941)	(932)	(865)	(805)	(717)
Equity accounted income (loss)	31	23	48	31	28	25	36	38
Impairment reversal (expense), net	—	10	(780)	(44)	(7)	—	(49)	(20)
Gain (loss) on acquisitions/dispositions, net	84	15	4,477	41	87	81	17	11
Other income (expense), net	(100)	116	(344)	(101)	138	129	(127)	(214)
Income (loss) before income tax	(52)	188	3,403	(34)	92	261	25	(101)
Income tax (expense) recovery
Current	(122)	(90)	(171)	(211)	(267)	(126)	(172)	(132)
Deferred	239	105	252	294	216	68	182	168
Net income (loss)	$65	$203	$3,484	$49	$41	$203	$35	$(65)
Attributable to:
Limited partners	$(7)	$17	$488	$(15)	$(16)	$25	$(5)	$(14)
Non-controlling interests attributable to:
Redemption-exchange units	(6)	15	457	(14)	(16)	24	(4)	(13)
Special limited partner	—	—	—	—	—	—	—	—
BBUC exchangeable shares	(7)	16	478	(15)	(16)	25	(5)	(14)
Preferred securities	13	13	17	22	22	22	22	5
Interest of others in operating subsidiaries	72	142	2,044	71	67	107	27	(29)
	$65	$203	$3,484	$49	$41	$203	$35	$(65)
Basic and diluted earnings (loss) per limited partner unit (1)	$(0.10)	$0.23	$6.57	$(0.20)	$(0.22)	$0.34	$(0.06)	$(0.18)
____________________________________
(1)Average number of LP Units outstanding for the three and six months ended June 30, 2024 was 74.3 million (June 30, 2023: 74.6 million).
Revenues and direct operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors, and commodity market volatility. Within our industrials segment, at our advanced energy storage operation, the demand for batteries in the aftermarket is typically higher in the colder seasons, and in our natural gas production operation, the ability to move heavy equipment safely and efficiently in Western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services segment, our work access services operation is impacted by seasonality in the industries it services; for example, most refineries tend to close down for turnarounds during the spring and fall. In addition, cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects in cold climates. In our modular building leasing services, business activity peaks in the summer months while the fourth fiscal quarter is a seasonal low as deliveries typically reduce in the winter. Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients. Our road fuels operation is impacted by changes in demand for fuel linked to seasonal weather changes and the bi-annual change in the fuel specifications. Mortgage insurance premiums underwritten at our residential mortgage insurer fluctuate based on the general seasonality and macroeconomic conditions affecting the Canadian housing market. Net income is impacted by periodic monetization gains and impairment losses.
15

Review of Consolidated Financial Position
The following is a summary of the unaudited interim condensed consolidated statements of financial position as at June 30, 2024 and December 31, 2023:

			Change
(US$ MILLIONS)	June 30, 2024	December 31, 2023	June 30, 2024 vs December 31, 2023
Assets
Cash and cash equivalents	$2,959	$3,252	$(293)
Financial assets	13,822	13,176	646
Accounts and other receivable, net	6,607	6,563	44
Inventory and other assets	5,627	5,321	306
Property, plant and equipment	15,430	15,724	(294)
Deferred income tax assets	1,388	1,220	168
Intangible assets	19,674	20,846	(1,172)
Equity accounted investments	2,104	2,154	(50)
Goodwill	13,910	14,129	(219)
	$81,521	$82,385	$(864)
Liabilities and Equity
Liabilities
Accounts payable and other	$18,216	$18,378	$(162)
Corporate borrowings	1,882	1,440	442
Non-recourse borrowings in subsidiaries of the partnership	40,240	40,809	(569)
Deferred income tax liabilities	2,979	3,226	(247)
	$63,317	$63,853	$(536)
Equity
Limited partners	$1,868	$1,909	$(41)
Non-controlling interests attributable to:
Redemption-exchange units	1,752	1,792	(40)
Special limited partner	—	—	—
BBUC exchangeable shares	1,834	1,875	(41)
Preferred securities	740	740	—
Interest of others in operating subsidiaries	12,010	12,216	(206)
	18,204	18,532	(328)
	$81,521	$82,385	$(864)
Financial assets
Financial assets increased by $646 million to $13,822 million as at June 30, 2024, compared to $13,176 million as at December 31, 2023. The balance comprised marketable securities, loans and notes receivable, derivative assets and other financial assets. The increase was primarily due to higher mortgage and loans receivable at our Australian asset manager and lender and our Indian non-bank financial services operation due to the growth in loan originations.
The following table presents financial assets by segment as at June 30, 2024 and December 31, 2023:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
June 30, 2024	$13,221	$161	$436	$4	$13,822
December 31, 2023	$12,617	$159	$399	$1	$13,176
16

Accounts receivable, net
Accounts receivable, net increased by $44 million to $6,607 million as at June 30, 2024, compared to $6,563 million as at December 31, 2023. The increase was primarily due to increased activity in our payment processing services operation and higher accounts receivable in our offshore oil services, partially offset by timing of billed receivables in our advanced energy storage operation.
Inventory and other assets
Inventory and other assets increased by $306 million to $5,627 million as at June 30, 2024, compared to $5,321 million as at December 31, 2023. The increase was primarily due to higher inventory on hand at our advanced energy storage operation.
Property, plant & equipment and intangible assets
PP&E decreased by $294 million to $15,430 million as at June 30, 2024, compared to $15,724 million as at December 31, 2023. The decrease was due to regular depreciation expense of $829 million, dispositions of $581 million, and the impact of foreign exchange movements of $494 million. These factors were partially offset by additions to PP&E of $1,610 million primarily due to growth capital expenditures. As at June 30, 2024, PP&E included $1,193 million of right-of-use assets (December 31, 2023: $1,296 million).
Intangible assets decreased by $1,172 million to $19,674 million as at June 30, 2024, compared to $20,846 million as at December 31, 2023. The decrease was primarily due to regular amortization expense of $793 million, combined with the impact of foreign exchange movements of $568 million, partially offset by net additions of $189 million.
Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to maintenance and improvements on hospital facilities and new hospital equipment at our healthcare services and maintenance and expansion of the fleet at our fleet management and car rental services operation. Within our infrastructure services segment, capital expenditures were primarily vessel dry-docking costs at our offshore oil services operation which are contractually reimbursed by our customer and fleet investment at our modular building leasing services. Within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at our advanced energy storage operation. We also include additions to intangible assets in our water and wastewater operation within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the six months ended June 30, 2024 were $394 million and $954 million, respectively (June 30, 2023: $301 million and $1,045 million, respectively). Growth capital expenditures include fleet expansion capital expenditures at our fleet management and car rental services operation presented as cash used in operating activities in the unaudited interim condensed consolidated statement of cash flows.
Deferred Income Tax Assets
Deferred income tax assets increased by $168 million to $1,388 million as at June 30, 2024, compared to $1,220 million as at December 31, 2023. The increase was primarily due to recognition of tax attributes at our advanced energy storage operation and our construction operation.
Goodwill
Goodwill decreased by $219 million to $13,910 million as at June 30, 2024, compared to $14,129 million as at December 31, 2023. The decrease was primarily due to the impact of foreign exchange movements within our operations.
Accounts payable and other
Accounts payable and other decreased by $162 million to $18,216 million as at June 30, 2024, compared to $18,378 million as at December 31, 2023. The decrease was primarily due to lower liabilities at our residential mortgage insurer, fleet management and car rental services, payment processing services operation and our lottery services operation. These factors were partially offset by higher deferred revenues at offshore oil services.
Corporate and non-recourse borrowings
Borrowings are discussed in the “Liquidity and Capital Resources” section of this MD&A.
17

Deferred Income Tax Liabilities
Deferred income tax liabilities decreased by $247 million to $2,979 million as at June 30, 2024, compared to $3,226 million as at December 31, 2023. The decrease was primarily due to an increase in tax attributes within our dealer software and technology services operation and our engineered components manufacturing operation, combined with reductions to the deferred tax liabilities within our advanced energy storage operation and our water and wastewater operation.
Equity attributable to Unitholders
As at June 30, 2024, our capital structure comprised two classes of partnership units: LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B, “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement” in our 2023 Annual Report.
The Holding LP’s capital structure comprised three classes of partnership units: managing general partner units held by Brookfield Business Partners L.P., Special LP Units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP Units, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the LP Unit price over an initial threshold. See Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement” in our 2023 Annual Report.
During the second quarter of 2024, the volume-weighted average price was $19.30 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in an incentive distribution of $nil for the quarter.
BBUC’s capital structure comprised BBUC exchangeable shares held by Brookfield and public shareholders. Each BBUC exchangeable share has been structured with the intention of providing an economic return equivalent to one LP Unit, and BBUC targets to pay identical dividends on a per share basis to the distributions paid on each LP Unit. Each BBUC exchangeable share is exchangeable, at the BBUC shareholder’s option, for one LP Unit (subject to adjustment to reflect certain capital events) or its cash equivalent.
On August 15, 2023, the Toronto Stock Exchange (“TSX”) accepted a notice filed by the partnership of its intention to renew a normal course issuer bid (“NCIB”) for its LP Units. Under the NCIB, the partnership is authorized to repurchase up to 5% of its issued and outstanding LP Units as at August 8, 2023, or 3,730,658 LP Units, including up to 14,522 LP Units on the TSX during any trading day.
On August 15, 2023, the TSX accepted a notice filed by BBUC, a consolidated subsidiary of the partnership, of its intention to renew the NCIB for its BBUC exchangeable shares. Under the NCIB, BBUC is authorized to repurchase up to 5% of its issued and outstanding BBUC exchangeable shares as at August 8, 2023 or 3,647,745 shares, including up to 7,702 shares on the TSX during any trading day.
During the six months ended June 30, 2024, the partnership did not repurchase any of its LP Units (June 30, 2023: nil LP Units).
During the six months ended June 30, 2024, Brookfield Corporation purchased 15,211 LP Units under our NCIB (June 30, 2023: 374,533 LP Units).
As at June 30, 2024 and December 31, 2023, the total number of Units outstanding are as follows:

UNITS	June 30, 2024	December 31, 2023
GP Units	4	4
LP Units	74,281,766	74,281,763
Non-controlling interests:
Redemption-Exchange Units	69,705,497	69,705,497
BBUC exchangeable shares	72,954,447	72,954,450
Special LP Units	4	4
18

Segment Analysis
Our operations are organized into four operating segments which are regularly reviewed by the CODM for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are adjusted earnings from operations (“Adjusted EFO”) and Adjusted EBITDA.
Adjusted EFO is our segment measure of profit or loss reported in accordance with IFRS 8, Operating segments. The CODM uses Adjusted EFO to assess performance and make resource allocation decisions. Adjusted EFO is used by the CODM to evaluate our segments on the basis of return on invested capital generated by the underlying operations and is used by the CODM to evaluate the performance of our segments on a levered basis.
Adjusted EFO is calculated as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment reversals or expenses and other income or expense items that are not directly related to revenue generating activities. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. In order to provide additional insight regarding our operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
Adjusted EBITDA, a non-IFRS measure of operating performance, provides a comprehensive understanding of the ability of the partnership’s businesses to generate recurring earnings and assists our CODM in understanding and evaluating the core underlying financial performance of our businesses. For further information on Adjusted EBITDA, see the “Reconciliation of Non-IFRS Measures” section of this MD&A.
19

The following table presents net income (loss), net income (loss) attributable to Unitholders and Adjusted EBITDA for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2024	2023	2024	2023
Net income (loss)	$65	$41	$268	$244

Net income (loss) attributable to Limited partners	$(7)	$(16)	$10	$9
Net income (loss) attributable to Redemption-exchange units held by Brookfield Corporation	(6)	(16)	9	8
Net income (loss) attributable to special limited partner	—	—	—	—
Net income (loss) attributable to BBUC exchangeable shares	(7)	(16)	9	9
Net income (loss) attributable to Unitholders	$(20)	$(48)	$28	$26

Adjusted EBITDA	$524	$606	$1,068	$1,228
The following table presents Adjusted EFO per segment for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2024	2023	2024	2023
Business services	$86	$119	$254	$332
Infrastructure services	76	88	148	174
Industrials	206	63	386	225
Corporate and other	(79)	(85)	(168)	(165)
Comparison of the three and six months ended June 30, 2024 and 2023
Net loss attributable to Unitholders for the three months ended June 30, 2024 was $20 million, representing a decrease of $28 million compared to net loss attributable to Unitholders of $48 million for the three months ended June 30, 2023.
Net income attributable to Unitholders for the six months ended June 30, 2024 was $28 million, representing an increase of $2 million compared to net income attributable to Unitholders of $26 million for the six months ended June 30, 2023.
Adjusted EBITDA for the three months ended June 30, 2024 was $524 million, representing a decrease of $82 million compared to $606 million for the three months ended June 30, 2023. Prior period results included contribution from our nuclear technology services operation which was sold in November 2023.
Adjusted EBITDA for the six months ended June 30, 2024 was $1,068 million representing a decrease of $160 million compared to $1,228 million for the six months ended June 30, 2023. Prior period results included contribution from our nuclear technology services operation which was sold in November 2023.
20

Business services
The following table presents Adjusted EFO and Adjusted EBITDA for our business services segment for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2024	2023	2024	2023
Adjusted EFO	$86	$119	$254	$332

Adjusted EBITDA	$182	$223	$387	$435
The following table presents equity attributable to Unitholders for our business services segment as at June 30, 2024 and December 31, 2023:

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Total assets	$37,910	$38,066
Total liabilities	28,900	29,435

Interests of others in operating subsidiaries	5,126	5,213
Equity attributable to Unitholders	3,884	3,418
Total equity	$9,010	$8,631
Comparison of the three and six months ended June 30, 2024 and 2023
Adjusted EFO in our business services segment for the three months ended June 30, 2024 was $86 million, representing a decrease of $33 million, compared to $119 million for the three months ended June 30, 2023. The decrease in Adjusted EFO was primarily due to the factors described below, partially offset by lower current income tax expense at our dealer software and technology services operation.
Adjusted EFO in our business services segment for the six months ended June 30, 2024 was $254 million, representing a decrease of $78 million compared to $332 million for the six months ended June 30, 2023.
Adjusted EBITDA in our business services segment for the three months ended June 30, 2024 was $182 million, representing a decrease of $41 million compared to $223 million for the three months ended June 30, 2023.
Our residential mortgage insurer contributed $62 million to Adjusted EBITDA for the three months ended June 30, 2024, compared to $46 million for the three months ended June 30, 2023. Increased performance was supported by higher recognition of revenue due to stable Canadian housing fundamentals and low losses on claims. Low unemployment, high levels of embedded equity and workout arrangements are enabling borrowers to self-cure mortgage delinquencies contributing to loss ratios well below historical average levels. Our dealer software and technology services operation contributed $18 million of Adjusted EBITDA for the three months ended June 30, 2024 compared to $56 million for the three months ended June 30, 2023. Current period results included $38 million related to the impact of costs incurred and one-time billing credits provided to customers related to the disruption of operations during a cybersecurity incident. Our healthcare services contributed $16 million of Adjusted EBITDA for the three months ended June 30, 2024, in line with the three months ended June 30, 2023. Total admissions and numbers of surgeries increased slightly but with a mix shift to lower revenue same day surgeries. Expenses continue to be elevated primarily due to higher labor costs. Performance at our construction operation was impacted by additional costs related to a project in Australia and contributed to the decline in segment Adjusted EBITDA compared to the prior period. The business is focused on mitigating further cost escalation on the project, which is expected to be completed later this year.
Adjusted EBITDA in our business services segment for the six months ended June 30, 2024 was $387 million, representing a decrease of $48 million compared to $435 million for the six months ended June 30, 2023. The decrease was primarily due to the same factors described above.
21

Infrastructure services
The following table presents Adjusted EFO and Adjusted EBITDA for our infrastructure services segment for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2024	2023	2024	2023
Adjusted EFO	$76	$88	$148	$174

Adjusted EBITDA	$157	$216	$300	$441
The following table presents equity attributable to Unitholders for our infrastructure services segment as at June 30, 2024 and December 31, 2023:

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Total assets	$17,255	$17,180
Total liabilities	11,148	10,874

Interests of others in operating subsidiaries	2,649	2,772
Equity attributable to Unitholders	3,458	3,534
Total equity	$6,107	$6,306
Comparison of the three and six months ended June 30, 2024 and 2023
Adjusted EFO in our infrastructure services segment for the three months ended June 30, 2024 was $76 million, representing a decrease of $12 million compared to $88 million for the three months ended June 30, 2023. The decrease was primarily due to lost contribution from our nuclear technology services operation that was sold in November 2023.
Adjusted EFO in our infrastructure services segment for the six months ended June 30, 2024 was $148 million, representing a decrease of $26 million compared to $174 million for the six months ended June 30, 2023.
Adjusted EBITDA in our infrastructure services segment for the three months ended June 30, 2024 was $157 million, representing a decrease of $59 million compared to $216 million during the same period in 2023 which included $60 million of contribution from our nuclear technology services operation that was sold in November 2023.
Our offshore oil services operation contributed $51 million to Adjusted EBITDA for the three months ended June 30, 2024 compared to $45 million for the three months ended June 30, 2023. Increased performance in shuttle tanker operations was primarily due to higher utilization and re-contracting with higher rates. Our modular building leasing services operation contributed $41 million to Adjusted EBITDA for the three months ended June 30, 2024, in line with three months ended June 30, 2023. Strong demand for value added products and services is supporting performance. Utilization of our units is mixed as conditions in the United Kingdom continues to be soft, offset by more resilient performance in Germany and Asia Pacific. Our lottery services operation contributed $38 million to Adjusted EBITDA for the three months ended June 30, 2024 compared to $37 million for the three months ended June 30, 2023. Performance benefited from hardware deliveries, higher margin instant games sales and ongoing operational improvement initiatives.
Adjusted EBITDA in our infrastructure services segment for the six months ended June 30, 2024 was $300 million, representing a decrease of $141 million compared to $441 million for the six months ended June 30, 2023. The decrease was primarily due to the same factors described above.
22

Industrials
The following table presents Adjusted EFO and Adjusted EBITDA for our industrials segment for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2024	2023	2024	2023
Adjusted EFO	$206	$63	$386	$225

Adjusted EBITDA	$213	$196	$441	$415
The following table presents equity attributable to Unitholders for our industrials segment as at June 30, 2024 and December 31, 2023:

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Total assets	$26,072	$26,822
Total liabilities	19,663	20,436

Interests of others in operating subsidiaries	4,235	4,231
Equity attributable to Unitholders	2,174	2,155
Total equity	$6,409	$6,386
Comparison of the three and six months ended June 30, 2024 and 2023
Adjusted EFO in our industrials segment for the three months ended June 30, 2024 was $206 million, representing an increase of $143 million compared to $63 million for the three months ended June 30, 2023. The increase in Adjusted EFO was primarily due to lower interest expense in our advanced energy storage operation, combined with lower interest expense due to disposition of our automotive aftermarket parts remanufacturing operation and higher segment Adjusted EBITDA. Adjusted EFO in the current period included a $81 million net gain related to the disposition of our Canadian aggregates production operation and a $22 million net gain on the sale of public securities.
Adjusted EFO in our industrials segment for the six months ended June 30, 2024 was $386 million, representing an increase of $161 million compared to $225 million for the six months ended June 30, 2023.
Adjusted EBITDA in our industrials segment for the three months ended June 30, 2024 was $213 million, representing an increase of $17 million compared to $196 million for the three months ended June 30, 2023. Strong performance at our advanced energy storage operation was partially offset by reduced contribution from our engineered components manufacturing operation due to the impact of lower volumes.
Our advanced energy storage operation contributed $140 million to Adjusted EBITDA for the three months ended June 30, 2024 compared to $113 million for the three months ended June 30, 2023. Strong performance during the quarter reflected the ongoing execution of commercial initiatives and growth of higher margin advanced batteries driven by increased aftermarket demand. Performance in the prior period was impacted by a labor strike and downtime at one of the operations' larger U.S. production facilities. Our engineered components manufacturing operation contributed $33 million to Adjusted EBITDA for the three months ended June 30, 2024 compared to $44 million for the three months ended June 30, 2023. Performance was impacted by lower sales volume resulting from a reduction in overall market demand.
Adjusted EBITDA in our industrials segment for the six months ended June 30, 2024 was $441 million, representing an increase of $26 million compared to $415 million for the six months ended June 30, 2023. The increase was primarily due to the same factors described above.
23

Corporate and other
The following table presents Adjusted EFO and Adjusted EBITDA for our corporate and other segment for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2024	2023	2024	2023
Adjusted EFO	$(79)	$(85)	$(168)	$(165)

Adjusted EBITDA	$(28)	$(29)	$(60)	$(63)
The following table presents equity attributable to Unitholders for our corporate and other segment as at June 30, 2024 and December 31, 2023:

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Total assets	$284	$317
Total liabilities	3,606	3,108

Equity attributable to preferred securities	740	740
Equity attributable to Unitholders	(4,062)	(3,531)
Total equity	$(3,322)	$(2,791)
Pursuant to our Master Services Agreement, we pay Brookfield a base management fee equal to 0.3125% quarterly (1.25% annually) of our total market capitalization, plus recourse debt, net of cash, and other securities held by corporate entities. The management fee for the three and six months ended June 30, 2024 was $21 million and $44 million, compared to $23 million and $46 million for the three and six months ended June 30, 2023. General and administrative costs comprise management fees and corporate expenses, including audit and other expenses.
Adjusted EFO in the current period included lower distributions on preferred equity securities due to the redemption of preferred equity securities held by Brookfield Corporation during the fourth quarter of 2023.
Reconciliation of Non-IFRS Measures
Adjusted EBITDA
To measure our performance, amongst other measures, we focus on Adjusted EBITDA. Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses, and preferred equity distributions. Adjusted EBITDA excludes other income (expense), net as reported in our IFRS consolidated statements of operating results, because this includes amounts that are not related to revenue earning activities, and are not normal, recurring operating income or expenses necessary for business operations. Other income (expense), net includes revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or loss on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. Due to the size and diversification of our operations, including economic ownership interests that vary, Adjusted EBITDA is critical in assessing the overall operating performance of our business. When viewed with our IFRS results, we believe Adjusted EBITDA is useful to investors because it provides a comprehensive understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations and excludes items we believe do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Our presentation of Adjusted EBITDA also gives investors comparability of our ongoing performance across periods.
24

Adjusted EBITDA has limitations as an analytical tool as it does not include interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment reversals or expenses and other income (expense), net. As a result of these limitations, Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Adjusted EBITDA is a key measure that we use to evaluate the performance of our operations.
Adjusted EBITDA Reconciliation
The following table reconciles Adjusted EBITDA to net income (loss) for the three and six months ended June 30, 2024:

	Three Months Ended June 30, 2024
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$(5)	$(92)	$216	$(54)	$65

Add or subtract the following:
Depreciation and amortization expense	248	222	339	—	809
Gain (loss) on acquisitions/dispositions, net	—	—	(84)	—	(84)
Other income (expense), net (1)	51	22	26	1	100
Income tax (expense) recovery	(17)	4	(91)	(13)	(117)
Equity accounted income (loss)	(5)	(11)	(15)	—	(31)
Interest income (expense), net	253	178	309	38	778
Equity accounted Adjusted EBITDA (2)	18	44	15	—	77
Amounts attributable to non-controlling interests (3)	(361)	(210)	(502)	—	(1,073)
Adjusted EBITDA	$182	$157	$213	$(28)	$524
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $49 million of net gains on debt modification and extinguishment, $21 million of net revaluation gains, $8 million of transaction costs, $41 million of business separation expenses, stand-up costs and restructuring charges, $82 million related to provisions recorded at our construction operation and $39 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
25

	Six Months Ended June 30, 2024
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$235	$(157)	$314	$(124)	$268

Add or subtract the following:
Depreciation and amortization expense	502	434	681	—	1,617
Impairment reversal (expense), net	(4)	(12)	6	—	(10)
Gain (loss) on acquisitions/dispositions, net	(15)	—	(84)	—	(99)
Other income (expense), net (1)	(89)	4	58	11	(16)
Income tax (expense) recovery	7	1	(118)	(22)	(132)
Equity accounted income (loss)	(6)	(15)	(33)	—	(54)
Interest income (expense), net	505	358	636	75	1,574
Equity accounted Adjusted EBITDA (2)	35	83	31	—	149
Amounts attributable to non-controlling interests (3)	(783)	(396)	(1,050)	—	(2,229)
Adjusted EBITDA	$387	$300	$441	$(60)	$1,068
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $179 million of net revaluation gains, $38 million of net gains on debt modification and extinguishment, $50 million of other income related to a distribution at our entertainment operation, $29 million of transaction costs, $61 million of business separation expenses, stand-up costs and restructuring charges, $82 million related to provisions recorded at our construction operation and $79 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated
26

The following table reconciles Adjusted EBITDA to net income (loss) for the three and six months ended June 30, 2023:

	Three Months Ended June 30, 2023
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$254	$(136)	$(26)	$(51)	$41

Add back or deduct the following:
Depreciation and amortization expense	252	301	354	—	907
Impairment expense, net	6	1	—	—	7
Gain (loss) on acquisitions/dispositions, net	(87)	—	—	—	(87)
Other income (expense), net (1)	(214)	11	62	3	(138)
Income tax (expense) recovery	162	7	(103)	(15)	51
Equity accounted income (loss)	(10)	(11)	(7)	—	(28)
Interest income (expense), net	265	281	352	34	932
Equity accounted Adjusted EBITDA (2)	15	44	16	—	75
Amounts attributable to non-controlling interests (3)	(420)	(282)	(452)	—	(1,154)
Adjusted EBITDA	$223	$216	$196	$(29)	$606
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $159 million of net gains on debt modification and extinguishment, $66 million of business separation expenses, stand-up costs and restructuring charges, $27 million of transaction costs, $89 million of net revaluation gains, $13 million of net gains on the sale of property, plant and equipment, and $30 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
27

	Six Months Ended June 30, 2023
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$430	$(35)	$(57)	$(94)	$244

Add back or deduct the following:
Depreciation and amortization expense	505	604	698	—	1,807
Impairment expense, net	6	1	—	—	7
Gain (loss) on acquisitions/dispositions, net	(154)	(14)	—	—	(168)
Other income (expense), net (1)	(185)	(176)	90	4	(267)
Income tax (expense) recovery	201	14	(68)	(38)	109
Equity accounted income (loss)	(12)	(20)	(21)	—	(53)
Interest income (expense), net	506	541	685	65	1,797
Equity accounted Adjusted EBITDA (2)	29	86	31	—	146
Amounts attributable to non-controlling interests (3)	(891)	(560)	(943)	—	(2,394)
Adjusted EBITDA	$435	$441	$415	$(63)	$1,228
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $392 million of net gains on debt modification and extinguishment, $113 million of business separation expenses, stand-up costs and restructuring charges, $48 million of transaction costs, $87 million of net revaluation gains, $13 million of net gains on the sale of property, plant and equipment and $64 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
Discussion of Reconciling Items
Comparison of the three and six months ended June 30, 2024 and 2023
Depreciation and amortization expense includes depreciation of PP&E, amortization of intangible assets and depletion related to our energy assets. The depreciation and amortization expense in our infrastructure services segment is mainly due to the amortization of intangibles at our modular building leasing services and our lottery services operation and the depreciation of vessels at our offshore oil services operation. The depreciation and amortization expense in our industrials segment is primarily related to the depreciation of PP&E and amortization of intangibles at our advanced energy storage operation and our engineered components manufacturing operation. Depreciation and amortization expense in our business services segment is primarily due to amortization of intangible assets in our dealer software and technology services operation. Depreciation and amortization expense is generally consistent period-over-period with large changes typically attributable to the addition or disposal of depreciable assets and the impact of foreign exchange movements.
Depreciation and amortization expense decreased by $98 million to $809 million for the three months ended June 30, 2024 compared to $907 million for the three months ended June 30, 2023. The decrease was primarily due to the disposition of our nuclear technology services operation in November 2023.
Depreciation and amortization expense decreased by $190 million to $1,617 million for the six months ended June 30, 2024 compared to $1,807 million for the six months ended June 30, 2023. The decrease was primarily due to the same factor described above.
Income tax (expense) recovery, net was a net income tax recovery of $117 million for the three months ended June 30, 2024 compared to an income tax expense of $51 million for the three months ended June 30, 2023. The increase in income tax recovery was primarily due to lower taxable income within our dealer software and technology services operation and lower income tax expense in our operations due to dispositions completed in the prior year, combined with the recognition of tax attributes generated within our advanced energy storage operation and healthcare services business. The increase was partially offset by lower utilization of tax attributes in our dealer software and technology services operation compared to the prior period. Prior period results included a deferred income tax expense related to the recognition of previously unrecognized tax attributes in our solar power solutions.
28

Income tax (expense) recovery, net was a net income tax recovery of $132 million for the six months ended June 30, 2024 compared to an income tax expense of $109 million for the six months ended June 30, 2023. The increase was primarily due to the same factors described above.
Interest expense, net decreased by $154 million to $778 million for the three months ended June 30, 2024 compared to $932 million for the three months ended June 30, 2023. The decrease was primarily due to reduced borrowings in our operations primarily from recent dispositions and the impact of refinancing to lower the cost of debt at select operations.
Interest expense, net decreased by $223 million to $1,574 million for the six months ended June 30, 2024 compared to $1,797 million for the six months ended June 30, 2023. The decrease was primarily due to the same factor described above.
Amounts attributable to non-controlling interests decreased by $81 million to $1,073 million for the three months ended June 30, 2024 compared to $1,154 million for the three months ended June 30, 2023. The decrease in amounts attributable to non-controlling interests is primarily due to dispositions completed in the prior year.
Amounts attributable to non-controlling interests decreased by $165 million to $2,229 million for the six months ended June 30, 2024 compared to $2,394 million for the six months ended June 30, 2023. The decrease was primarily due to the same factor described above.
The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, BBUC exchangeable shares and Special LP Units to equity attributable to Unitholders for the periods indicated:

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Limited partners	$1,868	$1,909
General partner	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units	1,752	1,792
Special LP Units	—	—
BBUC exchangeable shares	1,834	1,875
Equity attributable to Unitholders	$5,454	$5,576
The following table is a summary of our equity attributable to Unitholders by segment as at June 30, 2024 and December 31, 2023. This is determined based on the partnership’s economic ownership interest in the equity within each portfolio company. The partnership’s economic ownership interest in the equity within each portfolio company excludes amounts attributable to non-controlling interests consistent with how the partnership determines the carrying value of equity in its consolidated statements of financial position. Equity attributable to Unitholders reconciles to limited partners, redemption-exchange units, special limited partners and BBUC exchangeable shares in the consolidated statements of financial position.

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
June 30, 2024	$3,884	$3,458	$2,174	$(4,062)	$5,454
December 31, 2023	$3,418	$3,534	$2,155	$(3,531)	$5,576
Liquidity and Capital Resources
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional partners or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, we believe that our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flows from operations, monetizations of businesses, and access to public and private capital markets.
29

The following table presents non-recourse borrowings in subsidiaries of the partnership by segment as at June 30, 2024 and December 31, 2023:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
June 30, 2024	$17,369	$8,732	$14,139	$40,240
December 31, 2023	$17,310	$8,977	$14,522	$40,809
As at June 30, 2024, the partnership had non-recourse borrowings in subsidiaries of $40,240 million compared to $40,809 million as at December 31, 2023. Non-recourse borrowings in subsidiaries of the partnership comprised the following:

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Term loans	$18,565	$19,260
Notes and debentures	13,168	13,169
Credit facilities (1)	4,056	4,738
Securitization program (2)	3,631	2,705
Project financing	820	937
Total non-recourse borrowings in subsidiaries of the partnership	$40,240	$40,809
____________________________________
(1)Includes borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
(2)Our securitization program is related to the securitization of residential mortgages at our Australian asset manager and lender, and securitization at our Indian non-banking financial services operation.
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements of the partnership’s operating businesses totaled $40,240 million as at June 30, 2024, compared to $40,809 million as at December 31, 2023. The decrease of $569 million was primarily due to scheduled debt repayments and repayment of borrowings made under subscription facilities of Brookfield-sponsored private equity funds, combined with debt repayments in our offshore oil services.
We principally finance our assets at the operating company level with debt that is non-recourse to both the partnership and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt has varying maturities ranging from less than one year to 57 years. The weighted average maturity as at June 30, 2024 was 6.2 years and the weighted average interest rate on debt outstanding was 7.7%, including the impact of hedges. Approximately 70% of our non-recourse borrowings are either fixed or hedged through derivatives or naturally hedged within our operations. As at June 30, 2024, we have $42,122 million in borrowings with an additional capacity of $9,289 million in undrawn credit facilities at the corporate and subsidiary level.
The use of credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. The majority of borrowings drawn are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants. All of the partnership’s operations are currently in compliance with all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements.
The partnership has bilateral credit facilities backed by large global banks that continue to be highly supportive of our business. The credit facilities are available in Euros, British pounds, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CORRA (which replaced CDOR on July 1, 2024), BBSY, or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require us to maintain a minimum tangible net worth and deconsolidated debt-to-capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2.35 billion with a maturity date of June 29, 2029, and the partnership had $460 million available as at June 30, 2024.
30

The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1 billion. The credit facility is guaranteed by the partnership, the Holding LP, the Holding Entities and certain of our subsidiaries. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of SOFR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified SOFR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. The maturity date of the credit facility is April 27, 2028, which date will automatically extend for a one-year period on April 27 of each year unless Brookfield provides written notice of its intention not to further extend the then prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2025. As at June 30, 2024, the revolving acquisition credit facility remains undrawn.
The partnership also has deposit agreements with Brookfield whereby we may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with our partnership. Any deposit balance due to our partnership is due on demand and bears interest at SOFR plus 40 basis points. Any deposit balance due to Brookfield is due on demand and bears interest at SOFR plus 160 basis points, subject to the terms of such interest more particularly described in the deposit agreement. As at June 30, 2024, the amount of the deposit from Brookfield was $nil (December 31, 2023: $nil) and the amount on deposit with Brookfield was $nil (December 31, 2023: $nil).
The partnership has an agreement with Brookfield to subscribe for up to $1.5 billion of perpetual preferred equity securities, whereby proceeds are available for us to draw upon for future growth opportunities as they arise. Brookfield has the right to cause our partnership to redeem the preferred securities at par to the extent of any asset sales, financings or equity issuances. Brookfield has the right to waive its redemption option. As at June 30, 2024, the amount subscribed from subsidiaries of the partnership was $725 million with an annual dividend of 7%. The remaining capacity on the commitment agreement with Brookfield is $25 million. For the three months ended June 30, 2024, distributions of $13 million have been declared on the perpetual preferred equity securities.
The table below outlines the partnership’s consolidated net debt-to-capitalization as at June 30, 2024 and December 31, 2023:

(US$ MILLIONS, except as noted)	June 30, 2024	December 31, 2023
Corporate borrowings	$1,882	$1,440
Non-recourse borrowings in subsidiaries of the partnership	40,240	40,809
Cash and cash equivalents	(2,959)	(3,252)
Net debt	$39,163	$38,997
Total equity	18,204	18,532
Total capital and net debt	$57,367	$57,529
Net debt-to-capitalization ratio	68%	68%
The partnership’s general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On August 1, 2024, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit payable on September 27, 2024 to Unitholders of record as at the close of business on August 30, 2024.
During the second quarter of 2024, the volume-weighted average price was $19.30 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in no incentive distribution for the quarter.
31

Cash Flow
We believe that we have sufficient liquidity and access to capital resources and will continue to use our available liquidity and capital resources to fund our operations and to finance anticipated acquisitions and other material cash requirements. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if any.
As at June 30, 2024, we had cash and cash equivalents of $2,959 million, compared to $3,252 million as at December 31, 2023. The net cash flows for the six months ended June 30, 2024 and June 30, 2023 were as follows:

	Six Months Ended June 30,
(US$ MILLIONS)	2024	2023
Cash flows provided by (used in) operating activities	$423	$560
Cash flows provided by (used in) financing activities	530	(102)
Cash flows provided by (used in) investing activities	(1,084)	(337)
Impact of foreign exchange on cash	(162)	70
Net change in cash classified within assets held for sale	—	(39)
Change in cash and cash equivalents	$(293)	$152
Cash flow provided by (used in) operating activities
Total cash flow provided by operating activities for the six months ended June 30, 2024 was $423 million compared to cash provided by operating activities of $560 million for the six months ended June 30, 2023. The cash provided by operating activities during the six months ended June 30, 2024 was primarily attributable to the cash generated by our offshore oil services and our advanced energy storage operation, partially offset by cash used by our Australian asset manager and lender, fleet management and car rental services and our Indian non-bank financial services operation.
Cash flow provided by (used in) financing activities
Total cash flow provided by financing activities was $530 million for the six months ended June 30, 2024, compared to total cash flow used in financing activities of $102 million for the six months ended June 30, 2023. During the six months ended June 30, 2024, our financing activities included net proceeds from corporate borrowings of $450 million, primarily due to draws on our corporate credit facilities related to recent acquisitions, combined with net proceeds from non-recourse borrowings of $496 million related to our Australian asset manager and lender, fleet management and car rental services, and our healthcare services in Australia. This was partially offset by $327 million of distributions and capital paid to others who have interests in operating subsidiaries, primarily related to proceeds from the sale of our investments in public securities and dividend distributions from our residential mortgage insurer.
Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $1,084 million for the six months ended June 30, 2024, compared to total cash flow used in investing activities of $337 million for the six months ended June 30, 2023. Cash flows used in investing activities were driven by capital expenditures for property, plant and equipment of $1,257 million primarily at our offshore oil services operation, which is contractually reimbursed by our customer. This was partially offset by proceeds received from the disposition of financial assets within our residential mortgage insurer, Australian asset manager and lender and our Indian non-bank financial services operation, as well as proceeds from the disposition of our Canadian aggregates production operation.
Off-Balance Sheet Arrangements
In the normal course of operations, our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at June 30, 2024, the total outstanding amount was approximately $2.0 billion. If these letters of credit or bonds are drawn upon, our operating subsidiaries will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the consolidated financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the consolidated financial statements.
Our construction operation and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations.
32

In the normal course of operations, our operating subsidiaries will execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain construction projects in the Middle East region that have been in place for several years. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund us, as appropriate, for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operation, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. Our dealer software and technology services operation has become subject to several class action lawsuits in connection with the cybersecurity incident and the operation may be subject to further lawsuits, claims, inquiries or investigations. We believe that the legal proceedings are without merit and intend to vigorously contest them. On an ongoing basis, we assess the potential impact of these events. Aside from the costs to defend against these claims, the potential loss amount from these claims cannot be measured and is not probable at this time.
Contractual Obligations
An integral part of the partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the partnership’s investment mandate. In the normal course of business, the partnership has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at June 30, 2024:

	Payments as at June 30, 2024
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	3-5 Years	5+ Years
Borrowings	$42,850	$3,037	$5,606	$21,957	$12,250
Lease liabilities	1,646	248	272	484	642
Interest expense	13,129	2,640	2,423	5,427	2,639
Decommissioning liabilities	751	9	6	17	719
Pension obligations	397	34	35	106	222
Commitments for capital expenditure (1)	1,245	940	260	45	—
Total	$60,018	$6,908	$8,602	$28,036	$16,472
____________________________________
(1)Includes approximately $1.2 billion of contractual commitments in the form of shipbuilding contracts at our offshore oil services. The capital expenditures relate to a customer contract and will be funded by proceeds to be contractually received from the customer.
Financial instruments - foreign currency hedging strategy
To the extent that we believe it is economical to do so, our strategy is to hedge all or a portion of our equity investments and/or cash flows exposed to foreign currencies by the partnership. The partnership’s foreign currency hedging policy includes leveraging any natural hedges that may exist within our operations, utilizing local currency debt financing to the extent possible and utilizing derivative contracts to minimize any residual exposures to the extent natural hedges are insufficient.
33

The following table presents a summary as at June 30, 2024 of our Unitholder equity positions by functional currency and our derivative contract net investment hedges:

	Net Unitholder Equity by Functional Currency
(US$ MILLIONS)	CAD	AUD	BRL	GBP	EUR	INR	Other
Net Equity	$1,392	$729	$664	$328	$1,054	$177	$1,110
FX Contracts – US$	(588)	(204)	(428)	—	(51)	(96)	—
As at June 30, 2024, approximately 24% of our Unitholder equity with foreign currency exposure was hedged using derivative contracts.
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 17 of the unaudited interim condensed consolidated financial statements.
Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
For further reference on accounting policies, critical judgments and estimates, see our material accounting policy information contained in Note 2 of our annual audited consolidated financial statements as at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021.
Global minimum top-up tax
The partnership operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The partnership has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the six months ended June 30, 2024. The global minimum top-up tax is not anticipated to have a material impact on the financial position of the partnership.
Controls and procedures
No change in our internal control over financial reporting occurred during the three and six months ended June 30, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
New Accounting Policies Adopted
The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2024.
(i)Amendments to IAS 1 Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The partnership adopted these amendments on January 1, 2024 and the adoption did not have a material impact on the partnership’s unaudited interim condensed consolidated financial statements.
Future changes in accounting policies
There are currently no other future changes to IFRS with expected material impacts on the partnership.
34

Quick Links

Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT JUNE 30, 2024 AND DECEMBER 31, 2023 AND FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
35